                                                              File No. 333-91103

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-6


For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

         A.       Exact name of Trust:

                           THE PAINEWEBBER EQUITY TRUST,
                           GROWTH STOCK SERIES 25

         B.       Name of Depositor:

                           PAINEWEBBER INCORPORATED

         C.       Complete address of Depositor's principal executive office:

                           PAINEWEBBER INCORPORATED
                           1285 Avenue of the Americas
                           New York, New York  10019

         D.       Name and complete address of agents for service:

                           PAINEWEBBER INCORPORATED
                           Attention:  Mr. Robert E. Holley
                           1200 Harbor Boulevard
                           Weehawken, New Jersey  07087

                           Copy to:

                           CARTER, LEDYARD & MILBURN
                           Attention: Kathleen H. Moriarty, Esq.
                           2 Wall Street
                           New York, New York  10005

         E.       Total and amount of securities being registered:

                           An indefinite number of Units pursuant to Rule 24f-2 of the Investment Company Act of 1940.

         F. Proposed maximum offering price to the public of the securities being registered:

                           Indefinite pursuant to Rule 24f-2.

         G. Amount of filing fee, computed at one-thirty-eighth of 1 percent of the proposed maximum aggregate offering price to the public:

                           None required pursuant to Rule 24f-2.

         H.       Approximate date of proposed sale to public:

                           AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

                  / / Check box if it is proposed that this filing will become effective on _______, 2000 at 3:00 p.m. pursuant to Rule 487.

                          THE PAINEWEBBER EQUITY TRUST,
                             GROWTH STOCK SERIES 25

                              Cross Reference Sheet
                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                  (Form N-8B-2 Items required by Instruction 1
                          as to Prospectus on Form S-6)

Form N-8B-2                                        Form S-6
Item Number                                        Heading in Prospectus
-----------                                        ---------------------
I.  Organization and General Information

 1.     (a) Name of Trust                          )  Front Cover
        (b) Title of securities issued             )

 2.     Name and address of Depositor              )  Back Cover

 3.     Name and address of Trustee                )  Back Cover

 4.     Name and address of principal              )  Back Cover
          Underwriter                              )

 5.     Organization of Trust                      )  The Trust

 6.     Execution and termination of               )  The Trust
          Trust Agreement                          )  Termination of the
                                                   )    Trust

 7.     Changes of name                            )   *

 8.     Fiscal Year                                )   *

 9.     Litigation                                 )   *


                      II. General Description of the Trust
                           and Securities of the Trust

10.     General Information regarding Trust's      )  Brief Description of the
                                                      Trust's Investment
                                                      Portfolio; the Composition
                                                      of the Trust Portfolio

          Securities and Rights of Unitholders     )  Rights of Unitholders



----------------

* Not applicable, answer negative or not required.


        (a)    Type of Securities                )  The Trust
               (Registered or Bearer)            )

        (b)    Type of Securities                )  The Trust
               (Cumulative or Distributive)      )

        (c)    Rights of Holders as to           )  Rights of Unitholders;
               Withdrawal or Redemption          )  Redemption;
                                                 )  Public Offering of
                                                 )  Units, Secondary
                                                 )  Market for Units
                                                 )  Exchange Option

        (d)    Rights of Holders as to           )  Public Offering of
               conversion, transfer, etc.        )  Units; Administration
                                                 )  of the Trust

        (e)    Rights of Trust issues periodic   )   *
               payment plan certificates         )

        (f)    Voting rights as to Securities    )  Rights of Unitholders;
               under the Indenture               )  Amendment of the Indenture
                                                 )  and Termination of the
                                                 )  Trust

        (g) Notice to Holders as to              )
               change in                         )
               (1) Assets of Trust               )
               (2) Terms and Conditions          )
                    of Trust's Securities        )
               (3) Provisions of Trust           )  Amendment of the Indenture;
               (4) Identity of Depositor         )  Administration of the Trust-
                   and Trustee                   )  Portfolio Supervision

        (h)    Consent of Security Holders       )
               required to change                )

               (1) Composition of assets         )  Amendment of the Indenture
                   of Trust
               (2) Terms and conditions          )  Amendment of the Indenture
                    of Trust's Securities        )
               (3) Provisions of Indenture       )  Portfolio Supervision
               (4) Identity of Depositor and     )  Sponsor; Trustee
                   Trustee                       )

11.     Type of securities comprising            )  The Trust; Rights of Unit-
        security holder's interest               )  holders; Administration of
                                                 )  the Trust-Portfolio
                                                 )  Supervision

-----------------
* Not applicable, answer negative or not required.

12.     Information concerning periodic           )   *
        payment certificates                      )

13.     (a) Load, fees, expenses, etc.            )  Fees and Expenses;
                                                     Essential Information
                                                     Regarding The Trust; Public
                                                     Offering Price of
                                                  )  Units, Administration of
                                                  )  the Trust, Expenses of the
                                                  )  Trust

        (b)    Certain information regarding      )   *
               periodic payment certificates      )

        (c)    Certain percentages                )  Public Offering of Units

        (d)    Certain other fees, etc.           )
               payable by holders                 )  Fees and Expenses;
                                                     Essential Information
                                                     Regarding The Trust;

        (e)    Certain profits receivable by      )  Public Offering of Units-
               depositor, principal under-        )  Public Offering Price;
               writers, trustee or affiliated     )  -Sponsor's Profit-Secondary
               persons                            )  Market for Units

        (f)    Ratio of annual charges to         )   *
               income                             )

14.     Issuance of trust's securities            )  The Trust
                                                  )  Public Offering of Units

15.     Receipt and handling of payments          )  Public offering of Units
        from purchasers                           )

16.     Acquisition and disposition of            )  The Trust, Administration
        Underlying Securities                     )  of the Trust, Amendment of
                                                  )  the Indenture, Termination
                                                  )  of the Trust

17.     Withdrawal or redemption                  )  Public Offering of Units
                                                  )  Administration of the Trust

18.     (a)    Receipt and disposition of         )  Distributions, The Trust,
               income                             )  Administration of the Trust

        (b) Reinvestment of distributions         )   Reinvestment Plan

        (c)    Reserves or special fund           )  Distributions, Redemption,
                                                  )  Expenses of the Trust,
                                                  )  Termination of the Trust,
                                                  )  Amendment of the Indenture

----------------
* Not applicable, answer negative or not required.

        (d)    Schedule of distribution           )   *

19.     Records, accounts and report              )  Distributions, Administra-
                                                  )  tion of the Trust

20.     Certain miscellaneous provisions          )  Trustee, Sponsor, Termina-
        of trust agreement                        )  tion of the Trust, Amend-
                                                  )  ment of the Indenture

21.     Loans to security holders                 )   *

22.     Limitations on liability                  )  Sponsor, Trustee, Redemp-
                                                  )  tion

23.     Bonding arrangements                      )  Included in Form N-8B-2

24.     Other material provisions of              )   *
        trust agreement                           )


                         III. Organization Personnel and
                         Affiliated Persons of Depositor

25.     Organization of Depositor                 )  Sponsor

26.     Fees received by Depositor                )  Public Offering of
                                                  )  Units-Public Offering
                                                  )  Price, Expenses of the
                                                  )  Trust

27.     Business of Depositor                     )  Sponsor

28.     Certain information as to                 )  Sponsor
        officials and affiliated                  )
        persons of Depositor                      )

29.     Voting securities of Depositor            )   *

30.     Persons controlling Depositor             )  Sponsor

31.     Payments by Depositor for certain         )   *
        other trust services                      )

32.     Payments by Depositor for certain         )   *
        certain other services                    )
        rendered to trust                         )

33.     Remuneration of employees of              )   *
        Depositor for certain services            )
        rendered to trust                         )


-----------------
* Not applicable, answer negative or not required.

34.     Remuneration of other persons             )   *
        for certain services rendered             )
        to trust                                  )


                  IV. Distribution and Redemption of Securities

35.     Distribution of trust's                   )  Public Offering of Units
        securities by states                      )

36.     Suspension of sales of trust's            )   *
        securities                                )

37.     Revocation of authority to                )   *
        distribute                                )

38.     (a)    Method of distribution             )  Distributions; Public
                                                     Offering of Units
        (b)    Underwriting agreements            )  The Trust, Administration
        (c) Selling agreements                    )  of The Trust

39.     (a)    Organization of principal          )  Sponsor
               Underwriter                        )
        (b)    N.A.S.D. membership of             )  Sponsor
               principal underwriter              )

40.     Certain fees received by                  )  Public Offering of Units,
        principal underwriter                     )  Expenses of the Trust

41.     (a)    Business of principal              )  Sponsor
               underwriter                        )

        (b)    Branch officers of principal       )
               underwriter                        )

        (c)    Salesman of principal              )   *
               underwriter                        )

42.     Ownership of trust's securities           )   *
        by certain persons                        )

43.     Certain brokerage commissions             )   *
        received by principal underwriter         )

44.     (a)    Method of valuation                )  Public Offering of Units;
                                                  )  Valuation

        (b)    Schedule as to offering price      )   *

        (c)    Variation in Offering              ) Public Offering of Units;
               Price to certain persons           ) Administration of the Trust

------------------
* Not applicable, answer negative or not required.

45.     Suspension of redemption rights           )   *

46.     (a)    Redemption valuation               )  Public Offering of Units
                                                  )  -Public Offering Price
                                                  )  -Secondary Market for Units
                                                  )  Valuation, Redemption

        (b)    Schedule as to redemption          )   *
               price                              )


               V. Information concerning the Trustee or Custodian

47.     Maintenance of position in                )  Redemption, Public Offering
        underlying securities                     )  of Units-Public Offering
                                                  )  Price

48.     Organization and regulation of            )  Trustee
        Trustee                                   )

49.     Fees and expenses of Trustee              )  Fees and Expenses; Expenses
                                                     of the Trust

50.     Trustee's lien                            )  Expenses of the Trust


          VI. Information concerning Insurance of Holders of Securities

51.     (a)    Name and address of Insurance      )   *
               Company                            )
        (b)    Type of policies                   )   *
        (c)    Type of risks insured and          )   *
               excluded                           )
        (d)    Coverage of policies               )   *
        (e)    Beneficiaries of policies          )   *
        (f)    Terms and manner of                )   *
               cancellation                       )
        (g)    Method of determining premiums     )   *
        (h)    Amount of aggregate premiums       )   *
               paid                               )
        (i)    Who receives any part of           )   *
               premiums                           )
        (j)    Other material provisions of       )   *
               the Trust relating to insurance    )


------------------
* Not applicable, answer negative or not required.

                            VII. Policy of Registrant

52.     (a)    Method of selecting and            )  Brief Description of the
               eliminating securities from        )  Trust Portfolio;
               the Trust                          )  The Composition of the
                                                  )  Trust Portfolio;
                                                  )  The Trust, Administration
                                                  )  of the Trust
        (b)    Elimination of securities          )   *
               from the Trust                     )
        (c)    Policy of Trust regarding          )  The Trust, Administration
               substitution and elimination       )  of the Trust
               of securities                      )
        (d)    Description of any funda-          )  The Trust, Administration
               mental policy of the Trust         )  of the Trust-Portfolio
                                                  )  Supervision

53.     (a)    Taxable status of the Trust        )  Federal Income Taxes
        (b)    Qualification of the Trust as      )
               a regulated investment company     )  Fedeal Income Taxes


                   VIII. Financial and Statistical Information

54.     Information regarding the Trust's         )   *
               past ten fiscal years              )

55.     Certain information regarding             )   *
        periodic payment plan certificates        )

56.     Certain information regarding             )   *
        periodic payment plan certificates        )

57.     Certain information regarding             )   *
        periodic payment plan certificates        )

58.     Certain information regarding             )   *
        periodic payment plan certificates        )

59.      Financial statements                     )  Statement of Net Assets
        (Instruction 1(c) to Form S-6)            )



------------------
* Not applicable, answer negative or not required.

                           UNDERTAKING TO FILE REPORTS

                  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                            PAINEWEBBER EQUITY TRUST
                             Growth Stock Series 25

                           (A Unit Investment Trust)

         Bulking Up -- Merger and Acquisition Activity to Remain Strong

--------------------------------------------------------------------------------

     o Portfolio of Common Stocks Chosen for Their Above-Average Potential for Capital Appreciation Because They May Be Attractive Candidates for Acquisitions

     o   Professional Selection

--------------------------------------------------------------------------------

     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                    SPONSOR:

                           PAINEWEBBER INCORPORATED

           THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.


                     PROSPECTUS PART A DATED MARCH 23, 2000

                               TABLE OF CONTENTS



PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 25 PROSPECTUS PART A   PAGE
                                                                     ----
Brief Description of the Trust ...................................    A-3
Summary of Risks .................................................    A-5
Fees and Expenses ................................................    A-7
Brief Description of the Trust's Investment Portfolio ............    A-8
Is This Trust Appropriate for You? ...............................    A-9
Essential Information Regarding the Trust ........................   A-10
Report of Independent Auditors ...................................   A-12
Statement of Net Assets ..........................................   A-13
Schedule of Investments ..........................................   A-14

PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 25 PROSPECTUS PART B
The Composition of the Portfolio .................................    B-1
The Trust ........................................................    B-2
Risk Factors and Special Considerations ..........................    B-5
Federal Income Taxes .............................................    B-7
Public Offering of Units .........................................    B-9
 Public Offering Price ...........................................    B-9
 Sales Charge and Volume Discount ................................    B-9
 Employee Discount ...............................................   B-11
 Exchange Option .................................................   B-11
 Conversion Option ...............................................   B-12
 Distribution of Units ...........................................   B-13
 Secondary Market for Units ......................................   B-13
 Sponsor's Profits ...............................................   B-14
Redemption .......................................................   B-14
Valuation ........................................................   B-15
Comparison of Public Offering Price and Redemption Value .........   B-16
Expenses of the Trust ............................................   B-16
Rights of Unitholders ............................................   B-17
Distributions ....................................................   B-17
Reinvestment Plan ................................................   B-18
Administration of the Trust ......................................   B-19
 Accounts ........................................................   B-19
 Reports and Records .............................................   B-19
 Portfolio Supervision ...........................................   B-19
Amendment of the Indenture .......................................   B-20
Termination of the Trust .........................................   B-21
Sponsor ..........................................................   B-21
Trustee ..........................................................   B-21
Independent Auditors .............................................   B-22
Legal Opinions ...................................................   B-22

PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 25 - PROSPECTUS PART A

BRIEF DESCRIPTION OF THE TRUST

1. THE TRUST'S OBJECTIVES.


   o The Trust invests in a fixed portfolio of domestic stocks which have, in PaineWebber's opinion, an above-average potential for capital appreciation because the issuers of such stocks may be attractive candidates for acquisition.

   o The Trust plans to hold until its termination, a diversified portfolio of stocks which PaineWebber selected on March 22, 2000, the day before the first day of the Trust.

   o As of the first day of the Trust, PaineWebber believes that the Trust's portfolio of stocks has the potential for achieving above-average capital appreciation during the life of the Trust.


   o The Trust is a unit investment trust which means that, unlike a mutual fund, the Trust's Portfolio is not managed and stocks are not sold because of market changes.

2. THE PORTFOLIO'S INVESTMENT STRATEGY IS TO INVEST IN STOCKS OF ATTRACTIVE ACQUISITION TARGETS.

   o PaineWebber observes that today most companies find themselves in a hyper-competitive environment where raising prices is very difficult or impossible; competition is increasingly global rather than national; the Internet is expanding industry capacity and lowering price points as online players enter the market; and traditional cost-cutting is difficult because of tight labor markets and rising costs for such things as advertising, rent and energy. Somewhat paradoxically, however, while competition is intense, business is strong in a setting of benign deflation. The U.S. is booming and economic growth is robust in most foreign economies. Corporate cash flows are strong and business confidence remains high.

   o PaineWebber believes that in this environment of hyper-competitive prosperity, many companies will continue to expand through acquisition, because they need to do deals in order to grow and remain competitive, and they have the ability to finance acquisitions with cash, debt or the issuance of new shares. Merger and acquisition activity may or may not actually accelerate over the next year, but it should at least remain around its current pace, which is nearly the highest in the past two decades. The most common reason to do deals, according to a survey of PaineWebber Equity Research Analysts, is to expand sales and increase a firm's market dominance -- i.e., to become more like a "Gorilla," which PaineWebber defines as a company that already has the leading market share in an industry and is still gaining share.

   o Although every deal is different, PaineWebber observes the logic behind many acquisitions is as follows: Company A (the acquiring company), a large, well-managed company with a strong franchise but decelerating sales growth, buys a smaller firm, Company T (the target company), and then:

       o Achieves cost synergies by closing Company T's headquarters and eliminating other duplicative facilities and functions.

       o Takes Company T's best products and pushes them through Company A's well-honed distribution system.

       o Sells off Company T's weak businesses and other assets, thereby raising cash that can be used to help pay for the acquisitions.

   o In PaineWebber's opinion, for Company A the deal delivers important benefits, which may include:

       o   Faster sales growth
       o   New opportunities for cost-cutting o New technology
       o   Increased economies of scale
       o Improved economies of scope -- such as being able to offer a more complex menu of goods and services
       o Greater market power: because it is now bigger, Company A is in a better position to negotiate with suppliers, distributors and customers
       o   Expansion into new geographic regions

   o PaineWebber believes that such deals are both offensive and defensive: they accelerate growth while making a company less vulnerable to the growth of others. Of course, they are not without risk: a botched acquisition can damage earnings growth and significantly lower a stock's market price or value.


   o The Trust plans to hold until its termination on April 30, 2003 a portfolio of stocks of companies which PaineWebber believes are attractive acquisition targets, and will benefit from strong merger and acquisition activity. PaineWebber believes that the 51 companies mentioned below could be acquired for the aforementioned reasons:


       - Basic Industry -- this industry sector is generally out of favor among investors, and the resulting depressed stock prices could spark leveraged buy out or merger and acquisition activity.
           o   Chemicals (Delta and Pine Land, Sherwin Williams)
           o   Papers (Potlatch, Temple Inland)

       - Communications -- companies in these industry sectors are likely to be attractive acquisitions because they may offer acquiring companies access to new geographical areas, customers and vendors.
           o   Broadcasting (Citadel Communications, Clear Channel
               Communications)
           o   Cable and Satellite (Pegasus Communications)
           o   Telecommunications Services (Qwest Communications)
           o   Wireless Services (VoiceStream Wireless)

       - Consumer Products -- acquiring companies in these industry sectors will most likely try to achieve improvements in growth initiatives, product platforms, competitive positions and distribution systems through acquisitions or mergers.
           o   Beverages (Cott Corporation, Triarc Companies)
           o   Foods (Heinz, Quaker Oats, Ralston Purina)
           o   Household Products (Clorox, Gillette)

       - Consumer Retailing -- the sectors in this industry have been significantly affected by the rise of the Internet and electronic commerce, and they should continue to consolidate due to lowered valuations of department stores and the desire by retailers to reap economies of scale in everything from data systems to supply chain efficiencies.

           o   Specialty (Blockbuster)
           o   Broadlines (J.C. Penney)
           o   Softlines (Ross Stores)

       - Energy -- the energy sector is rapidly consolidating, as companies seek cost-cutting opportunities that will drive earnings growth even if oil prices are low, as they were in 1998.
           o   Exploration and Production (Ocean Energy, Triton Energy)
           o   International and Domestic Oils (Occidental Petroleum, Unocal)
           o   Natural Gas (Equitable Resources, Southwest Gas)

       - Financial Services -- acquiring companies in these industry sectors should continue to seek access to new business lines and the benefits of strong brand recognition.
           o   Banks (Bank One, Chase Manhattan)
           o   Consumer Finance (Countrywide Credit, Household International)
           o   Insurance (Allstate, Chubb, Lincoln National)

       - Health Care -- acquisitions in these industry sectors should offer acquiring companies the benefits of economies of scale, established distribution systems and cost savings from synergies which provide an incremental source of earnings growth.
           o   Health Care Services/Facilities (Sunrise Assisted Living)
           o Health Maintenance Organizations (Healtheon/WebMD, Oxford Health Plans)
           o   Medical Devices (Becton Dickinson, C.R. Bard)
           o   Pharmaceuticals (Eli Lilly, Schering Plough)

       - Technology -- mergers and acquisitions in these industry sectors are primarily driven by the desire to gain market share and economies of scale.
           o   Computer Services (Diamond Technology Partners)
           o   Electronic Imaging (Eastman Kodak)
           o   Hardware (Gateway, Silicon Graphics)

           o   Internet Infrastructure (Verio, WinStar)

           o   Software (Legato Systems)

       - Transportation: Airlines -- although mergers of major airlines are unlikely to occur anytime soon, certain major airlines may desire to acquire small regional feed carriers or much smaller jet operators in non-overlapping geographic regions. (Alaska Air Group, America West Holdings, Atlantic Coast Airlines)

       - Utilities -- deregulation has resulted in rapid consolidation of this industry (CMS Energy, Energy East Corp.)

SUMMARY OF RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE TRUST. This can happen for various reasons. A further discussion of the risks summarized below can be found in Part B of this Prospectus.

1. RISKS OF INVESTING IN THE TRUST

Certain risks are involved with an investment in a unit trust which holds common stocks. For example:

   THE TRUST IS NOT "MANAGED"

   o The Trust, unlike a mutual fund, is not "managed" and stocks will not be sold by the Trust to take advantage of market fluctuations.

   THE TRUST MAY SELL PORTFOLIO STOCKS

   o Although the Trust is not managed, the Trust Portfolio may not remain constant during the life of the Trust. The Trustee may be required to sell stocks to pay Trust expenses, to tender stocks under certain circumstances or to sell stocks in the event certain negative events occur.

   o The sale of stocks from the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount you receive upon termination may be less than the amount you paid.

   o If many investors sell their Units, the Trust will have to sell stocks. These sales could result in losses for the Trust and increase your share of Trust expenses.

   o Due to merger and acquisition activity, as well as the reasons described above, the Trust may have to tender or sell stocks in the Trust Portfolio. If the Trust must tender or sell stocks for any of these reasons, such tenders or sales may reduce the diversification of your investment.

   THE PRICE AND VALUE OF UNITS WILL FLUCTUATE DURING THE TRUST'S TERM.

   o The price of your Units depends upon the full range of economic and market influences including the prices of equity securities, the condition of the stock markets and other economic influences that affect the global or United States economy.

   o Assuming no changes occur in the prices of the stocks held by the Trust, the price you paid for your Units will generally be less than the price you paid because your purchase price included a sales charge.

   o The stocks in the Trust's Portfolio will generally trade on a domestic stock exchange or in the over-the-counter market. PaineWebber cannot assure you that a liquid trading market will exist. The value of the Trust's Portfolio, and of your investment, may be reduced if trading in one or more stocks is limited or absent.

   o Additional stocks may be purchased by the Trust when additional Units are offered to the public or for the Reinvestment Plan. Costs, such as brokerage fees, incurred in purchasing such additional stocks will be borne by the Trust. Your Units will be worth less as a result of the Trust's payment of these brokerage fees and other expenses.

THE INVESTMENT STRATEGY MAY NOT PRODUCE THE ANTICIPATED RESULTS.

2. RISKS OF INVESTING IN STOCKS

INVESTING ALWAYS INVOLVES RISKS. The risks described below are the most significant risks associated with investing in the stocks held by the Trust.

   o Holders of common stocks such as those held by the Trust have rights that are generally inferior to the holders of debt obligations or preferred stocks.

   o Common stocks are not obligations of the issuer of the stocks. Therefore, they do not provide any guaranteed income or provide the degree of protection of debt securities.

   o The stocks held by the Trust can be expected to fluctuate in value depending on a wide variety of factors, such as economic and market influences affecting corporate profitability, the financial condition of the issuers of stocks, changes in worldwide or national economic conditions, the prices of equity securities in general and the Trust's stocks in particular.

FEES AND EXPENSES

     This table shows the fees and expenses a Unitholder may pay, either directly or indirectly, when investing in Units of the Trust.

ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST



                                                                AMOUNT AS A       AMOUNT PER
                                                              % OF NET ASSETS   $1,000 INVESTED
                                                                 (AS OF THE       (AS OF THE
                                                                FIRST DAY OF     FIRST DAY OF
                                                                 THE TRUST)       THE TRUST)
                                                             ----------------- ----------------
   Trustee's Fee                                                     .172%          $ 1.70
   Portfolio, Bookkeeping and Administrative Expenses                .079%          $ 0.78
   Other Operating Expenses                                          .024%          $ 0.24
                                                                     ----           ------
      Total                                                          .275%          $ 2.72
                                                                     ====           ======
ESTIMATED INITIAL ORGANIZATIONAL COSTS OF THE TRUST(1)               .202%          $ 2.00
                                                                     ----           ------
SALES CHARGES(2)
   Maximum 1% Initial Sales Charge
   Total Deferred Sales Charges of $25.00 per 100 Units(3)



----------
(1)   Applicable only to purchasers of Units during the initial offering period.

(2) Unitholders pay a combination of Initial and Deferred Sales Charges. The Initial Sales Charge is reduced for purchasers of Units worth $50,000 or more. Also, certain classes of investors are entitled to reduced sales charges. For futher details, see "Public Offering of Units -- Sales Charge and Volume Discount" and "-- Employee Discount" in Part B of this Prospectus.

(3) The Deferred Sales Charge of $2.50 per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 8 (October) through month 12 (February) in both years one (1) and two (2) of the Trust's 3-year life, aggregating $25.00 per 100 Units during such period. See "Public Offering Price -- Sales Charge and Volume Discount" and "Administration of the Trust" in Part B of this Prospectus for further details.

EXAMPLE

     This example may help you compare the cost of investing in the Trust to the cost of investing in other funds.

     The example below assumes that you invest $10,000 in the Trust for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's annual operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:


      1 YEAR            2 YEARS           3 YEARS
      --------         ---------         --------
      $  272              $424             $452


     See "Expenses of the Trust" in Part B of this Prospectus for additional information regarding expenses.

BRIEF DESCRIPTION OF THE TRUST'S INVESTMENT PORTFOLIO.

o The common stocks in the Trust's Portfolio have been issued by companies who receive income and derive revenues from multiple industry sources, but whose primary industry is listed in the "Schedule of Investments" in Part A of this Prospectus.

o The "Schedule of Investments" in Part A of this Prospectus also identifies how each stock was selected in light of the Investment Strategy for the Trust.



                                                     APPROXIMATE PERCENT OF AGGREGATE
             PRIMARY INDUSTRY SOURCE                    MARKET VALUE OF THE TRUST
             -----------------------                    -------------------------
       Agricultural Operations ..................                  1.97%
       Airlines .................................                  5.87%
       Beverages ................................                  3.92%
       Broadcast Services .......................                  2.00%
       Computers--Hardware/Software .............                  5.90%
       Consulting Services ......................                  1.94%
       Consumer Products--Miscellaneous .........                  1.97%
       Cosmetics & Toiletries ...................                  1.95%
       Electric .................................                  3.93%
       Financial Institutions/Banks .............                  7.80%
       Foods--Miscellaneous/Diversified .........                  5.86%
       Insurance--Multi-Line ....................                  7.87%
       Internet Software ........................                  1.95%
       Medical Information Systems ..............                  1.97%
       Medical Products .........................                  3.93%
       Oil/Gas ..................................                  9.86%
       Paint & Related Products .................                  1.96%
       Paper & Related Products .................                  3.90%
       Pharmaceutical ...........................                  3.95%


                                                   APPROXIMATE PERCENT OF AGGREGATE
            PRIMARY INDUSTRY SOURCE                   MARKET VALUE OF THE TRUST
            -----------------------                   -------------------------
       Photo Equipment & Supplies .............                  1.98%
       Pipelines ..............................                  1.96%
       Radio ..................................                  1.94%
       Retail--Apparel/Shoe ...................                  1.96%
       Retail--Major Department Store .........                  1.96%
       Retail--Video Rental ...................                  1.96%
       Retirement/Aged Care ...................                  1.96%
       Satellite Broadcasting .................                  1.95%
       Telecommunications .....................                  5.83%



IS THIS TRUST APPROPRIATE FOR YOU?


     Yes, if you are seeking capital appreciation over the life of the Trust by investing in common stocks issued by companies which PaineWebber selected for their growth potential. You will benefit from a professionally selected portfolio whose risk is reduced by investing in stocks of several different issuers.

     No, if you want a speculative investment that changes to take advantage of market movements, if you are unable or unwilling to assume the risks involved generally with equity investments or if you need current income.

                   ESSENTIAL INFORMATION REGARDING THE TRUST

                             AS OF MARCH 22, 20001



SPONSOR: PaineWebb Incorporated

TRUSTEE: Investors Bank & Trust Company

INITIAL DATE OF DEPOSIT: March 23, 2000



   TOTAL VALUE OF SECURITIES HELD BY THE TRUST: .............................   $990,020
   TOTAL NUMBER OF UNITS2: ..................................................    100,000
   FRACTIONAL UNDIVIDED INTEREST IN THE TRUST REPRESENTED BY EACH UNIT: .....   1/100,000th
   CALCULATION OF PUBLIC OFFERING PRICE PER UNIT2, 3

    Public Offering Price per Unit ..........................................   $10.00
    Less Reimbursement to Sponsor for Initial Organizational Costs6 .........   $0.02
    Less Initial Sales Charge4* of 1% of Offering Price

     (1.00% of net amount invested per 100 Units) ...........................   $0.10
    Net Asset Value per Unit ................................................   $9.88
    Net Asset Value for 100,000 Units .......................................   $988,020
    Divided by 100,000 Units2 ...............................................   $9.88
REDEMPTION VALUE**: .........................................................   $9.775
EVALUATION TIME: ............................................................   Closing time of the regular
                                                                                 trading session on the New
                                                                                 York Stock Exchange, Inc.
                                                                                 (ordinarily 4:00 pm New
                                                                                 York time).

INCOME ACCOUNT DISTRIBUTION DATES5: .........................................   June 25, 2000 and quarterly
                                                                                 thereafter and the
                                                                                 Mandatory Termination
                                                                                 Date.

CAPITAL ACCOUNT DISTRIBUTION DATES5: ........................................   June 25, 2000 and quarterly
                                                                                 thereafter and on the
                                                                                 Mandatory Termination
                                                                                 Date. No distributions of
                                                                                 less than $.05 per Unit
                                                                                 need be made from the
                                                                                 Capital Account on any
                                                                                 Distribution Date.
RECORD DATES: ...............................................................   June 10, 2000 and quarterly
                                                                                 thereafter.

MANDATORY TERMINATION DATE: .................................................   April 30, 2003

DISCRETIONARY LIQUIDATION AMOUNT: ...........................................   50% of the value of Securities
                                                                                 upon completion of the
                                                                                 deposit of the Securities.

ESTIMATED INITIAL ORGANIZATIONAL COSTS OF THE TRUST6: .......................   $0.02 per Unit.


                                                          Continued on page A-11


ESSENTIAL INFORMATION REGARDING THE TRUST (CONTINUED)
ESTIMATED ANNUAL OPERATING EXPENSES OF THE TRUST7 ...........   $0.0272 per Unit.
 Trustee's Fee ..............................................   $0.0170 per Unit.
 Portfolio, Bookkeeping and Administrative Expenses .........   $0.0078 per Unit.
 Other Operating Expenses ...................................   $0.0024 per Unit.


----------
1    The date prior to the Initial Date of Deposit.

2 As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price Per Unit will equal approximately $10.00, based on the 4:00 p.m. Eastern time valuation of the Stocks in the Portfolio on such date. Subsequently, to the extent of any such adjustment in the number of Units, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.


3 The Public Offering Price will be based upon the value of the stocks next computed following any purchase orders received plus the applicable sales charges and will vary on any date after March 23, 2000 from the Public Offering Price per Unit shown above. Following the Initial Date of Deposit, costs incurred in purchasing additional securities will be at the expense of the Trust. Any investor purchasing Units after the Initial Date of Deposit will also pay a proportionate share of any accumulated dividends in the Income Account. (See "Essential Information Regarding the Trust--Additional Deposits," "Risk Factors and Special Considerations" and "Valuation" in Part B of this Prospectus).

4 The Initial Sales Charge is 1% per 100 Units. In addition, twelve (12) monthly Deferred Sales Charges of $2.50 per 100 Units (totalling $25.00 per 100 Units) will be deducted from the Trust's net asset value on the tenth
     (10th) day of each month from month 8 (October) through month 12 (February) in both years one (1) and two (2) of the Trust's three year life. The Initial Sales Charge is reduced on purchases of Units worth $50,000 or more. See "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus.


5    See "Distributions" in Part B of this Prospectus.


6 Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been estimated at $0.02 per Unit based upon the expected number of Units to be created during the initial offering period. Certain Stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.


7 See "Expenses of the Trust" in Part B of this Prospectus. Estimated dividends from the stocks purchased, based upon last dividends actually paid, are expected by the Sponsor to be sufficient to pay estimated annual expenses of the Trust. If such dividends and income paid are insufficient to pay expenses, the Trustee is authorized to sell stocks in an amount sufficient to pay such expenses. (See "Administration of the Trust" and "Expenses of the Trust" in Part B of this Prospectus.)

* The sales charge will not be assessed on stocks sold to reimburse the Sponsor for the Initial Organizational Costs.


** This figure reflects deduction of the Initial Sales Charge of 1.00% and the Deferred Sales Charges for the first year of $0.125 per Unit. As of the close of the initial offering period, the Redemption Value will be reduced to reflect the payment of Initial Organizational Costs (see "Summary of Risk Factors" and "Comparison of Public Offering Price and Redemption Value" in Part B of this Prospectus).

                        REPORT OF INDEPENDENT AUDITORS

        THE UNITHOLDERS, SPONSOR AND TRUSTEE
        THE PAINEWEBBER EQUITY TRUST, GROWTH STOCK SERIES 25


        We have audited the accompanying Statement of Net Assets of The PaineWebber Equity Trust, Growth Stock Series 25, including the Schedule of Investments, as of March 23, 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with Investors Bank & Trust Company, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of March 23, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The PaineWebber Equity Trust, Growth Stock Series 25 at March 23, 2000, in conformity with accounting principles generally accepted in the United States.

                                              ERNST & YOUNG LLP

        New York, New York
        March 23, 2000

                         THE PAINEWEBBER EQUITY TRUST,
                            GROWTH STOCK SERIES 25
                            STATEMENT OF NET ASSETS

                 AS OF INITIAL DATE OF DEPOSIT, MARCH 23, 2000





                                   NET ASSETS
                                   ----------
       Sponsor's Contracts to Purchase underlying Securities backed by
        irrevocable letter of credit (a) .................................   $  990,020
       Reimbursement to Sponsor for Initial Organizational Costs (b) .....       (2,000)
                                                                             ----------
           Total .........................................................   $  988,020
                                                                             ==========
       Units outstanding (c) .............................................      100,000


                                          ANALYSIS OF NET ASSETS
                                          ----------------------
        Cost to investors (d) ............................................   $1,000,000
        Less: Gross underwriting commissions (e) .........................       (9,980)
         Reimbursement to Sponsor for Initial Organizational Costs               (2,000)
                                                                             ----------
           Net Assets ....................................................   $  988,020
                                                                             ==========


----------

     (a) The aggregate cost to the Trust of the securities listed under "Schedule of Investments" in this Prospectus Part A is determined by the Trustee on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus. See also the column headed "Cost of Securities to Trust" under "Schedule of Investments" in this Prospectus Part A. Pursuant to contracts to purchase securities, an irrevocable letter of credit drawn on Bank of America in the amount of $1,250,000 has been deposited with the Trustee, Investors Bank & Trust Company, for the purchase of $990,020 aggregate value of Securities in the initial deposit and for the purchase of Securities in subsequent deposits.

     (b) Investors purchasing Units during the initial offering period will reimburse the Sponsor for all or a portion of the costs incurred by the Sponsor in connection with organizing the Trust and offering the Units for sale as described more fully in "Public Offering Price" in Part B of this Prospectus (collectively, the "Initial Organizational Costs"). These costs have been estimated at $0.02 per Unit based upon the expected number of Units to be created during the initial offering period. Certain stocks purchased with the proceeds of the Public Offering Price will be sold by the Trustee at the completion of the initial public offering period to reimburse the Sponsor for Initial Organizational Costs actually incurred. If the actual Initial Organizational Costs are less than the estimated amount, only the actual Initial Organizational Costs will be deducted from the assets of the Trust. If, however, the amount of the actual Initial Organizational Costs are greater than the estimated amount, only the estimated amount of the Initial Organizational Costs will be deducted from the assets of the Trust.


     (c) Because the value of stocks at the Evaluation Time on the Initial Date of Deposit may differ from the amounts shown in this Statement of Net Assets, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units shown to maintain the $10 per Unit offering price only for that day. The Public Offering Price on any subsequent day will vary.

     (d) The aggregate public offering price is computed on the basis set forth under "Public Offering of Units--Public Offering Price" in Part B of this Prospectus.


     (e) Assumes the maximum Initial Sales Charge of 1.00% of the Public Offering Price. Additionally, ten (10) monthly Deferred Sales Charges of $2.50 per 100 Units (totalling $25.00 per 100 Units) will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 8 (October) through month 12 (February) in both years (1) and (2) of the Trust's three year life. Distributions will be made to an account maintained by the Trustee from which the Deferred Sales Charges obligation of the Unitholders to the Sponsor will be met. If Units are sold, redeemed or exchanged prior to March 31, 2001, only the balance of the Deferred Sales Charges remaining for the first year of the Trust will be deducted. If Units are sold, redeemed or exchanged after March 31, 2001, the remaining balance of the Deferred Sales Charges for the second year of the Trust will be deducted. The sales charges are computed on the basis set forth under "Public Offering of Units--Sales Charge and Volume Discount" in Part B of this Prospectus. Based on the projected total assets of $50,000,000, the estimated aggregate maximum Deferred Sales Charge in the aggregate would be $1,250,000.

                         THE PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 25


                            SCHEDULE OF INVESTMENTS


                 AS OF INITIAL DATE OF DEPOSIT, MARCH 23, 2000


COMMON STOCKS (1)



                     PRIMARY INDUSTRY SOURCE AND                         NUMBER OF     COST OF SECURITIES
                            NAME OF ISSUER                                 SHARES        TO TRUST(2)(3)
                            --------------                                 ------        --------------
Agricultural Operations (1.97%)
 Delta and Pine Land Company (Basic Industry--Chemicals)                     990         $   19,490.63
Airlines (5.87%)
 Alaska Air Group, Inc.* (Transportation--Airlines)                          670             19,388.19
 America West Holdings Corporation* (Transportation--Airlines)             1,300             19,581.25
 Atlantic Coast Airlines Holdings, Inc.* (Transportation--Airlines)          890             19,190.63
Beverages (3.92%)
 Cott Corporation* (Consumer Products--Beverages)                          3,250             19,398.60
 Triarc Companies Inc.* (Consumer Products--Beverages)                       960             19,380.00
Broadcast Services (2.00%)
 Clear Channel Communications, Inc.* (Communications--
   Broadcasting)                                                             270             19,760.63
Computers--Hardware/Software (5.90%)
 Gateway Inc.* (Technology--Hardware)                                        310             19,433.13
 Legato Systems, Inc.* (Technology--Software)                                520             19,597.50
 Silicon Graphics, Inc.* (Technology--Hardware)                            1,610             19,420.63
Consulting Services (1.94%)
 Diamond Technology Partners Incorporated*
   (Technology--Computer Services)                                           240             19,200.00
Consumer Products--Miscellaneous (1.97%)
 The Clorox Company (Consumer Products--Household Products)                  560             19,460.00
Cosmetics & Toiletries (1.95%)
 The Gillette Company (Consumer Products--Household Products)                550             19,353.13
Electric (3.93%)
 CMS Energy Corporation (Utilities)                                        1,030             19,441.25
 Energy East Corporation (Utilities)                                         970             19,460.63
Financial Institutions/Banks (7.80%)
 Bank One Corporation (Financial Services--Banks)                            710             19,170.00
 Countrywide Credit Industries, Inc. (Financial Services--Consumer
   Finance)                                                                  670             19,430.00
 Household International, Inc. (Financial Services--Consumer
   Finance)                                                                  510             19,252.50
 The Chase Manhattan Corporation (Financial Services--Banks)                 210             19,320.00
Foods--Miscellaneous/Diversified (5.86%)
 H.J. Heinz Company (Consumer Products--Foods)                               580             19,321.25
 Ralston-Ralston Purina Group+ (Consumer Products--Foods)                    730             19,390.63
 The Quaker Oats Company (Consumer Products--Foods)                          370             19,332.50
Insurance--Multi-Line (7.87%)
 Lincoln National Corporation (Financial Services--Insurance)                670             19,513.75

                         THE PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 25

                      SCHEDULE OF INVESTMENTS (CONTINUED)

                 AS OF INITIAL DATE OF DEPOSIT, MARCH 23, 2000

COMMON STOCKS (1)



                  PRIMARY INDUSTRY SOURCE AND                      NUMBER OF     COST OF SECURITIES
                         NAME OF ISSUER                              SHARES        TO TRUST(2)(3)
                         --------------                              ------        --------------
 Oxford Health Plans, Inc.* (Health Care--Health Maintenance
   Organizations)                                                    1,310         $   19,486.25
 The Allstate Corporation (Financial Services--Insurance)              910             19,508.13
 The Chubb Corporation (Financial Services--Insurance)                 350             19,446.88
Internet Software (1.95%)
 Verio Inc.* (Technology--Internet Infrastructure)                     350             19,337.50
Medical Information Systems (1.97%)
 Healtheon/WebMD Corporation* (Health Care--Health
   Maintenance Organizations)                                          610             19,481.88
Medical Products (3.93%)
 Becton, Dickinson and Company (Health Care--Medical Devices)          630             19,490.63
 C.R. Bard, Inc. (Health Care--Medical Devices)                        480             19,440.00
Oil/Gas (9.86%)
 Occidental Petroleum Corporation (Energy--International and
   Domestic Oils)                                                    1,040             19,435.00
 Ocean Energy Inc.* (Energy--Exploration and Production)             1,550             19,375.00
 Southwest Gas Corporation (Energy--Natural Gas)                       990             19,428.75
 Triton Energy Limited* (Energy--Exploration and Production)           550             19,525.00
 Unocal Corporation (Energy--International and Domestic Oils)          710             19,746.88
Paint & Related Products (1.96%)
 The Sherwin-Williams Company (Basic Industry--Chemicals)              910             19,451.25
Paper & Related Products (3.90%)
 Potlatch Corporation (Basic Industry--Papers)                         480             19,290.00
 Temple-Inland Inc. (Basic Industry--Papers)                           400             19,325.00
Pharmaceutical (3.95%)
 Eli Lilly and Company (Health Care--Pharmaceuticals)                  310             19,704.38
 Schering-Plough Corporation (Health Care--Pharmaceuticals)            510             19,380.00
Photo Equipment & Supplies (1.98%)
 Eastman Kodak Company (Technology--Electronic Imaging)                350             19,621.88
Pipelines (1.96%)
 Equitable Resources, Inc. (Energy--Natural Gas)                       480             19,440.00
Radio (1.94%)
 Citadel Communications Corporation* (Communications--
   Broadcasting)                                                       460             19,205.00
Retail--Apparel/Shoe (1.96%)
 Ross Stores, Inc. (Consumer Retailing--Softlines)                     950             19,415.63
Retail--Major Department Store (1.96%)
 J.C. Penney Company, Inc. (Consumer Retailing--Broadlines)          1,270             19,367.50

                         THE PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 25

                      SCHEDULE OF INVESTMENTS (CONTINUED)

                 AS OF INITIAL DATE OF DEPOSIT, MARCH 23, 2000

COMMON STOCKS (1)



                 PRIMARY INDUSTRY SOURCE AND                     NUMBER OF     COST OF SECURITIES
                        NAME OF ISSUER                             SHARES        TO TRUST(2)(3)
                        --------------                             ------        --------------
Retail--Video Rental (1.96%)
 Blockbuster Inc. (Consumer Retailing--Specialty)                  1,850         $  19,425.00
Retirement/Aged Care (1.96%)
 Sunrise Assisted Living, Inc.* (Health Care--Health Care
   Services/Facilities)                                            1,530            19,411.88
Satellite Broadcasting (1.95%)
 Pegasus Communications Corporation* (Communications--Cable
   and Satellite)                                                    150            19,312.50
Telecommunications (5.83%)
 Qwest Communications International Inc.* (Communications--
   Telecommunication Services)                                       410            19,475.00
 VoiceStream Wireless Corporation* (Communications--Wireless
   Services)                                                         140            18,996.25
 WinStar Communications, Inc.* (Technology--Internet
   Infrastructure)                                                   340            19,210.00
                                                                                 ------------

  TOTAL INVESTMENTS                                                              $ 990,020.00
                                                                                 ============


----------
(1)  All stocks are represented entirely by contracts to purchase such stocks.

(2) Valuation of the stocks by the Trustee was made as described in "Valuation" in Part B of this Prospectus as of the close of business on the business day prior to the Initial Date of Deposit.


(3)  There was no gain or loss to the Sponsor on the Initial Date of Deposit.


*    Non-income producing security.


+ On March 16, 2000 Ralston-Ralston Purina Group announced that it will spin off Energizer Holdings Inc. All shares of Energizer Holdings Inc. received by the Trust will be sold, and a Special Distribution will be made on April 20, 2000 to holders of record on April 6, 2000.


    PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
         FOR A FUTURE TRUST IN THIS SERIES, THE PORTFOLIO WILL CONTAIN
                  DIFFERENT STOCKS FROM THOSE DESCRIBED ABOVE.

                           PAINEWEBBER EQUITY TRUST
                             GROWTH STOCK SERIES 25




     THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                                    SPONSOR:

                            PAINEWEBBER INCORPORATED

                 Prospectus Part B may not be distributed unless
                       accompanied by Prospectus Part A.

     This Prospectus Part B contains a description of the important features of the PaineWebber Equity Trust, Growth Stock Series 25 and also includes a more detailed discussion of the investment risks that a Unitholder might face while holding Trust Units.


           THIS PROSPECTUS CONSISTS OF TWO PARTS: PART A AND PART B.
                    PROSPECTUS PART B DATED MARCH 23, 2000.

                           PAINEWEBBER EQUITY TRUST
                            GROWTH STOCK SERIES 25
                               PROSPECTUS PART B

--------------------------------------------------------------------------------
                    THE COMPOSITION OF THE TRUST PORTFOLIO

     The objective of the PaineWebber Equity Trust, Growth Stock Series 25 (the "Trust") is to provide for capital appreciation through an investment in equity stocks which have, in the Sponsor's opinion on the Initial Date of Deposit, an above-average potential for capital appreciation, because the issuers of such stocks may be attractive candidates for acquisition. PaineWebber believes that many companies present attractive opportunities to acquirors and on the Initial Date of Deposit has identified issuers of stocks contained in the Trust as potential candidates for acquisition. The Trust will seek to achieve its objective of capital appreciation through an investment in a diversified portfolio of such stocks. (Such stocks are referred to herein as the "Stocks" or the "Securities".) OF COURSE, THERE CAN BE NO ASSURANCE THAT THE OBJECTIVE OF THE TRUST WILL BE ACHIEVED.

     Additional Deposits. After the first deposit on the Initial Date of Deposit the Sponsor may, from time to time, cause the deposit of additional Securities ("Additional Securities") in the Trust where additional Units are to be offered to the public. (See "The Trust" in Part B of this Prospectus). Costs incurred in acquiring such Additional Securities will be borne by the Trust. Unitholders will experience a dilution of their investment as a result of such brokerage fees and other expenses paid by the Trust during such deposits of Additional Securities purchased by the Trustee with cash or cash equivalents pursuant to instructions to purchase such Additional Securities. (See "The Trust" and "Risk Factors and Special Considerations" in Part B of this Prospectus.)


     Public Offering Price. Units will be charged a combination of an Initial Sales Charge on the date of purchase of 1.00% of the Public Offering Price, plus Deferred Sales Charges which will aggregate $25.00 per 100 Units over the first
(1st) and second (2nd) years of the Trust's life. For example, on the Initial Date of Deposit, on a $1,000 investment, $990.00 is invested in the Trust and a $10.00 Initial Sales Charge is collected. In addition, a Deferred Sales Charge of $2.50 per 100 Units will be deducted from the Trust's net asset value on the tenth (10th) day of each month from month 8 (October) through month 12 (February) in both years one (1) and two (2) of the Trust's three year term, for a total of $25.00. This deferred method of payment keeps more of the investor's money invested over a longer period of time than would be the case if a single sales charge of the same amount were collected on the initial date of purchase. The sales charges are reduced on a graduated scale for volume purchasers and are reduced for employees of the Sponsor. Units are offered at the Public Offering Price computed as of the Evaluation Time for all sales subsequent to the previous evaluation. The Public Offering Price on the Initial Date of Deposit, and on subsequent dates, will vary from the Public Offering Price set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment may, depending upon the date of such redemption or repurchase, have the amount of any remaining installments deducted from the redemption or repurchase proceeds. (See "Public Offering of Units" in Part B of this Prospectus.) In addition, during the initial public offering period, the Public Offering Price will include an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs described more fully in "Public Offering Price" in Part B of this Prospectus.


     Distributions. The Stocks in the Trust were chosen for their potential for capital appreciation, not for their income potential. The Trustee will make distributions, on the Distribution Dates. (See

"Distributions" and "Administration of the Trust" in Part B of this Prospectus.) Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge (see "Reinvestment Plan" in Part B of this Prospectus). (Such Units will be subject to the Deferred Sales Charges.) Upon termination of the Trust, the Trustee will distribute to each Unitholder of record on such date his pro rata share of the Trust's assets, less expenses. The sale of Securities in the Trust in the period prior to termination and upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


     Termination. Unitholders may receive their termination proceeds in cash (or, at the Sponsor's election, in kind for distributions in excess of $500,000) after the Trust terminates (see "Termination of the Trust" in Part B of this Prospectus). Unless advised to the contrary by the Sponsor, the Trustee will begin to sell the Securities held in the Trust fifteen days prior to the Mandatory Termination Date. Moneys held upon such sale or maturity of Securities will be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The Trust will terminate approximately three years after the Initial Date of Deposit regardless of market conditions at the time. (See "Termination of the Trust" and "Federal Income Taxes" in Part B of this Prospectus.)


     Market for Units. The Sponsor, though not obligated to do so, presently intends to maintain a secondary market for Units. The public offering price in the secondary market will be based upon the value of the Securities next determined after receipt of a purchase order, plus the applicable sales charge. (See "Public Offering of Units--Public Offering Price" and "Valuation" in Part B of this Prospectus.) If a secondary market is not maintained, a Unitholder may dispose of his Units only through redemption. With respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem units "in kind" by distributing Securities to the redeeming Unitholder. (See "Redemption" in Part B of this Prospectus.)

THE TRUST

     The Trust is one of a series of similar but separate unit investment trusts created under New York law by the Sponsor pursuant to a Trust Indenture and Agreement* (the "Indenture") dated as of the Initial Date of Deposit, between PaineWebber Incorporated, as Sponsor and Investors Bank & Trust Company, as Trustee (the "Trustee"). The objective of the Trust is capital appreciation through an investment principally in equity stocks having, in Sponsor's opinion on the Initial Date of Deposit, potential for capital appreciation. Of course, there can be no assurance that the objective of the Trust will be achieved.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of Stocks together with an irrevocable letter or letters of credit of a commercial bank or banks in an amount at least equal to the purchase price. The value of the Securities was determined on the basis described under "Valuation." In exchange for the deposit of the contracts to purchase Securities, the Trustee delivered to the Sponsor a receipt for Units representing the entire ownership of the Trust.

     With the deposit on the Initial Date of Deposit, the Sponsor established a proportionate relationship between the Securities in the Trust (determined by reference to the number of shares of each issue of

----------
*Reference is hereby made to such Trust Indenture and Agreement and any statements contained in both Parts A and B of this Prospectus are qualified in their entirety by the provisions of such Trust Indenture and Agreement.

Stock). The Sponsor may, from time to time, cause the deposit of Additional Securities in the Trust when additional Units are to be offered to the public or pursuant to the Reinvestment Plan. During the 90-day period following the Initial Date of Deposit, deposits of Additional Securities or cash in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security. The original proportionate relationship is subject to adjustment to reflect the occurrence of a stock split or a similar event which affects the capital structure of the issuer of a Security but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event, to reflect a merger or reorganization, to reflect the acquisition of Securities or to reflect a sale or other disposition of a Security. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities (see "Administration of the Trust--Portfolio Supervision" in this Prospectus Part B). Units may be continuously offered to the public by means of this Prospectus (see "Public Offering Of Units--Public Offering Price" in this Prospectus Part B) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio immediately prior to such deposit of Additional Securities. Stock dividends issued in lieu of cash dividends, if any, received by the Trust will be sold by the Trustee and the proceeds therefrom shall be added to the Income Account. (See "Administration of the Trust" and "Reinvestment Plan" in Part B of this Prospectus).

     On the Initial Date of Deposit each Unit represented the fractional undivided interest in the Securities and net income of the Trust set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus. However, if additional Units are issued by the Trust (through the deposit of Additional Securities for purposes of the sale of additional Units or pursuant to the Reinvestment Plan), the aggregate value of Securities in the Trust will be increased and the fractional undivided interest represented by each Unit in the balance will be decreased. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced, and the fractional undivided interest represented by each remaining Unit in the balance will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unitholder (which may include the Sponsor) or until the termination of the Trust. (See "Termination of the Trust" in Part B of this Prospectus.)

     The Stocks have been selected for their capital appreciation potential in light of the Sponsor's opinion, on the Initial Date of Deposit, that the issuers of such Stocks may be attractive acquisition candidates pursuant to mergers, acquisitions and tender offers. In general, tender offers involve a bid by an issuer or other acquiror to acquire a stock pursuant to the terms of its offer. Payment generally takes the form of cash, securities (typically bonds or notes), or cash and securities. Pursuant to federal law a tender offer must remain open for at least 20 days and withdrawal rights apply during the entire offering period. Frequently offers are conditioned upon a specified number of shares being tendered and upon the obtaining of financing. There may be other conditions to the tender offer as well. Additionally, an offeror may only be willing to accept a specified number of shares. In the event a greater number of shares is tendered, the offeror must take up and pay for a pro rata portion of the shares deposited by each depositor during the period the offer remains open.

     Because the Stocks have been selected with a view to potential acquisition, the Indenture sets forth criteria to be applied in the event of a tender offer, merger or reorganization. The Trust is not managed and has been structured with certain automatic provisions contained in the Indenture. The foregoing may interfere with the Trust's ability to maximize its objectives and, consequently, a Unitholder's value. In such case, Unitholders shall have no rights against the Trust, the Sponsor, the Trustee or any other party associated with the Trust. The foregoing is not a disclaimer of responsibilities under Section 36 of the Investment Company Act of 1940.

     In the event the Trustee is notified of any vote to be taken or proposed to be taken by holders of the Securities held by the Trust Fund in connection with any proposed merger, reorganization, spin-off split-off or split-up by the issuer of Securities held in the Trust Fund, the Trustee shall use its best efforts to vote the Securities as closely as practicable in the same manner and in the same general proportion as the Securities held by owners other than the Trust Fund are voted. In the event that an offer shall be made by any person to exchange stock or securities for any Securities (including but not limited to a tender offer), the Trustee shall reject such offer.

     If stock or other securities are received by the Trustee, with or without cash, as a result of any merger, reorganization, tender offer, spin-off, split-off, or split-up by the issuer of Securities held in the Trust Fund or in exchange for Securities (including any stock or securities received notwithstanding the Trustee's rejection of an offer or received without an initial offer), the Trustee, at the direction of the Sponsor, may retain or sell such stock or securities in the Trust Fund. Any stock or securities so retained shall be subject to the terms and conditions of the Indenture to the same extent as the Securities originally deposited hereunder. The Trustee shall give notice to the Unitholders of the retention of stock or securities acquired in exchange for Securities within five Business Days after such acquisition.

     Additional shares of Securities received as a distribution on Securities (other than shares received in a non-taxable distribution which shall be retained by the Trust Fund) shall be sold and the proceeds credited to the Income Account.

     There is no guarantee that there will be a tender offer for any of the Stocks, or merger or acquisition of any of the issuers whose stock is contained in the Trust. In addition, it is possible that legislation or regulations affecting merger and acquisition activity in the future may be passed and, if passed, the Sponsor cannot predict the impact upon the Trust. There is also no guarantee that the price received upon sale or pursuant to an acquisition will be the best price which could be received by the Trust at any time. For example, after stock is sold, the value may increase due to general market factors or due to subsequent tender offers. Additionally, the price of a Stock may decline for Stocks not taken up pursuant to a tender offer or in the event a merger or acquisition is not completed.

     INVESTORS SHOULD BE AWARE THAT THE TRUST, UNLIKE A MUTUAL FUND, IS NOT A "MANAGED" FUND AND AS A RESULT THE ADVERSE FINANCIAL CONDITION OF A COMPANY WILL NOT RESULT IN ITS ELIMINATION FROM THE PORTFOLIO EXCEPT UNDER CERTAIN LIMITED CIRCUMSTANCES (SEE "TRUST ADMINISTRATION--PORTFOLIO ADMINISTRATION" IN PART B OF THIS PROSPECTUS). IN ADDITION, SECURITIES WILL NOT BE SOLD BY THE TRUST TO TAKE ADVANTAGE OF MARKET FLUCTUATIONS OR CHANGES IN ANTICIPATED RATES OF APPRECIATION.

     Investors should note that PaineWebber, in its general securities business, acts as agent or principal in connection with the purchases and sales of equity securities, including the Securities in the Trust, and may act as a market maker in certain of the Securities. PaineWebber also from time to time issues reports and may make recommendations relating to equity securities, including the Securities in the Trust, and has provided, and may continue to provide, investment banking services to the issuers of the Securities.

     Investors should note in particular that the Securities were selected by the Sponsor as of the Initial Date of Deposit. The Trust may continue to purchase Additional Securities when additional Units are offered to the public or pursuant to the Reinvestment Plan, or may continue to hold Securities originally selected through this process. This may be the case even though the evaluation of the attractiveness of such Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trust. In addition, the Sponsor may continue to sell Trust Units even if PaineWebber changes a recommendation relating to one or more Securities in the Trust.

RISK FACTORS AND SPECIAL CONSIDERATIONS

     An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in common stocks in general. The general risks are associated with the rights to receive payments from the issuer which are generally inferior to creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Holders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims against the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

     The Trust is not appropriate for investors who require high current income or seek conservation of capital.

     Common stocks do not represent an obligation of the issuer. Therefore they do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Unlike debt securities which typically have a stated principal amount payable at maturity, common stocks do not have a fixed principal amount or a maturity. Additionally, the value of the Stocks in the Trust may be expected to fluctuate over the life of the Trust.

     In addition, there are investment risks common to all equity issues. The Stocks may appreciate or depreciate in value depending upon a variety of factors, including the full range of economic and market influences affecting corporate profitability, the financial condition of issuers, changes in national or worldwide economic conditions, and the prices of equity securities in general and the Stocks in particular. Distributions of income, generally made by declaration of dividends, is also dependent upon several factors, including those discussed above in the preceding sentence.

     Certain of the Stocks in the Trust may be ADRs which are subject to additional risks. (See "Schedule of Investments" in Part A of this Prospectus.) ADRs evidence American Depositary Shares ("ADS"), which, in turn, represent common stock of foreign issuers deposited with a custodian in a depositary. (For purposes of this Prospectus, the term "ADR" generally includes "ADS".) ADRs involve certain investment risks that are different from those found in stocks issued by domestic issuers. These investment risks include potential political and economic developments, potential establishment of exchange controls, new or higher levels of taxation, or other governmental actions which might adversely affect the payment or receipt of payment of dividends on the common stock of foreign issuers underlying such ADRs. ADRs may also be subject to current foreign taxes, which could reduce the yield on such securities. Also, certain foreign issuers are not subject to reporting requirements under U.S. securities laws and therefore may make less information publicly available than that provided by domestic issuers.

Further, foreign issuers are not necessarily subject to uniform financial reporting, auditing and accounting standards and practices which are applicable to publicly traded domestic issuers.

     In addition, the securities underlying the ADRs held in the Trust are generally denominated, and pay dividends, in foreign currency. An investment in securities denominated and principally traded in foreign currencies involves investment risk substantially different than an investment in securities that are denominated and principally traded in U.S. dollars. This is due to currency exchange rate risk, because the U.S. dollar value of the shares underlying the ADRs and of their dividends will vary with the fluctuations in the U.S. dollar foreign exchange rates for the relevant currency in which the shares underlying the ADRs are denominated. The Trust, however, will compute its income in United States dollars, and to the extent any of the Stocks in the Trust pay income or dividends in foreign currency, the Trust's computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate then in effect. PaineWebber observes that, in the recent past, most foreign currencies have fluctuated widely in value against the U.S. dollar for many reasons, including the soundness of the world economy, supply and demand of the relevant currency, and the strength of the relevant regional economy as compared to the economies of the United States and other countries. Exchange rate fluctuations are also dependent, in part, on a number of economic factors including economic conditions within the relevant country, interest rate differentials between currencies, the balance of imports and exports of goods and services, and the transfer of income and capital from one country to another. These economic factors in turn are influenced by a particular country's monetary and fiscal policies, perceived political stability (particularly with respect to transfer of capital) and investor psychology, especially that of institutional investors, who make assessments of the future relative strength or weakness of a particular currency. As a general rule, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

     Investors should note that the creation of additional Units subsequent to the Initial Date of Deposit may have an effect upon the value of previously existing Units. To create additional Units the Sponsor may deposit cash (or cash equivalents, e.g., a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities in amounts and in percentage relationships described above under "The Trust." To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Additional Security and the time the cash is used to purchase the Additional Security, Units will represent less or more of that Security and more or less of the other Securities in the Trust. Unitholders will be at risk because of price fluctuations during this period since if the price of shares of a Security increases, Unitholders will have an interest in fewer shares of that Security, and if the price of a Security decreases, Unitholders will have an interest in more shares of that Security, than if the Security had been purchased on the date cash was deposited with instructions to purchase the Security. In order to minimize these effects, the Trust will attempt to purchase Additional Securities as closely as possible to the Evaluation Time or at prices as closely as possible to the prices used to evaluate the Trust at the Evaluation Time. Thus price fluctuations during this period will affect the value of every Unitholder's Units and the income per Unit received by the Trust. In addition, costs incurred in connection with the acquisition of Additional Securities will be at the expense of the Trust and will affect the value of every Unitholder's Units.

     In the event a contract to purchase a Stock to be deposited on the Initial Date of Deposit or any other date fails, cash held or available under a letter or letters of credit, attributable to such failed contract may be reinvested in another stock or stocks having characteristics sufficiently similar to the Stocks originally deposited (in which case the original proportionate relationship shall be adjusted) or, if not so reinvested, distributed to Unitholders of record on the last day of the month in which the failure occurred. The distribution will be made fifteen days following such record date and, in the event of such a distribution, the Sponsor will refund to each Unitholder the portion of the sales charge attributable to such failed contract.


     BECAUSE THE TRUST IS ORGANIZED AS A UNIT INVESTMENT TRUST, RATHER THAN AS A MANAGEMENT INVESTMENT COMPANY, THE TRUSTEE AND THE SPONSOR DO NOT HAVE AUTHORITY TO MANAGE THE TRUST'S ASSETS FULLY IN AN ATTEMPT TO TAKE ADVANTAGE OF VARIOUS MARKET CONDITIONS TO IMPROVE THE TRUST'S NET ASSET VALUE, BUT MAY DISPOSE OF SECURITIES, OR ACQUIRE NEW SECURITIES, ONLY UNDER LIMITED CIRCUMSTANCES. (SEE THE DISCUSSION BELOW RELATING TO DISPOSITION OF STOCKS WHICH MAY BE THE SUBJECT OF A TENDER OFFER, MERGER OR REORGANIZATION UNDER THE CAPTION "ADMINISTRATION OF THE TRUST--PORTFOLIO SUPERVISION" IN PART B OF THIS PROSPECTUS.)

     A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have investment objectives which differ from that of the Trust, the Sponsor may sell certain Securities from such clients' accounts in instances where a sale of such Securities by the Trust would be impermissible, such as to maximize return by taking advantage of attractive market fluctuations in such Securities. As a result, the amount realized upon the sale of the Securities from the Trust may not be the highest price attained for an individual Security during the life of the Trust.

     The Sponsor may have acted as underwriter, manager, or co-manager of a public offering of the Securities deposited into the Trust on the Initial Date of Deposit, or as an adviser to one or more of the issuers of the Securities, during the last three (3) years. The Sponsor or affiliates of the Sponsor may serve as specialists in the Securities on one or more stock exchanges and may have a long or short position in any of these Securities or in options on any of them, and may be on the opposite sides of public orders executed on the floor of an exchange where the Securities are listed. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the Securities or options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any of the Securities or in options on them.

     The Sponsor does not know of any pending litigation as of the Initial Date of Deposit that might reasonably be expected to have a material adverse effect on the Portfolio, although pending litigation may have a material adverse effect on the value of Securities in the Portfolio. In addition, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of such Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of issuers of the Securities to achieve their business goals.

FEDERAL INCOME TAXES

         In the opinion of Carter, Ledyard & Milburn, counsel for the Sponsor, under existing law:

         1. The Trust is not an association taxable as a corporation for federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the "Code"), each Unitholder will be treated as the owner of a pro rata portion of the Trust, and income of the Trust will be treated as income of the Unitholder. Each Unitholder will be considered to have received all of the dividends paid on such Unitholder's pro rata portion of each Security when such dividends are received by the Trust, whether or not such dividends are used to pay a portion of Trust expenses or whether they are automatically reinvested in additional Trust Units (see "Reinvestment Plan" in this Prospectus Part B).

         2. Each Unitholder will have a taxable event when the Trust disposes of a Security (whether by sale, exchange, or other disposition) or when the Unitholder sells its Units or redeems its Units for cash. The total tax cost of each Unit to a Unitholder is allocated among each of the Securities in accordance with the proportion of the Trust comprised by each Security to determine the per Unit tax cost for each Security.

         3. The Trust is not an association taxable as a corporation for New York State income tax purposes. Under New York State law, each Unitholder will be treated as the owner of a pro rata portion of the Trust and the income of the Trust will be treated as income of the Unitholders.

     The following general discussion of the federal income tax treatment of an investment in Units of the Trust is based on the Code and United States Treasury Regulations (established under the Code) as in effect on the date of this Prospectus. The federal income tax treatment applicable to a Unitholder may depend upon the Unitholder's particular tax circumstances. The tax treatment applicable to non-U.S. investors is not addressed in this Prospectus. Future legislative, judicial or administrative changes could modify the statements below and could affect the tax consequences to Unitholders. Accordingly, each Unitholder is advised to consult his or her own tax advisor concerning the effect of an investment in Units.

     General. Each Unitholder must report on its federal income tax return a pro rata share of the entire income of the Trust, derived from dividends on Stocks gains or losses upon dispositions of Securities by the Trust and a pro rata share of the expenses of the Trust.

     Distributions with respect to Stock, to the extent they do not exceed current or accumulated earnings and profits of the distributing corporation, will be treated as dividends to the Unitholders and will be subject to income tax at ordinary rates. Corporate Unitholders may be entitled to the dividends-received deduction discussed below.

     To the extent distributions with respect to a Stock were to exceed the issuing corporation's current and accumulated earnings and profits, they would not constitute dividends. Rather, they would be treated as a tax free return of capital and would reduce a Unitholder's tax cost for such Stock. This reduction in basis would increase any gain, or reduce any loss, realized by the Unitholder on any subsequent sale or other disposition of such stock or of Units. After the tax cost has been reduced to zero, any additional distributions in excess of current and accumulated earnings and profits would be taxable as gain from the sale of Stock.

     A Unitholder who is an individual, estate or trust may be disallowed certain itemized deductions described in Code Section 67, including compensation paid to the Trustee and administrative expenses of the Trust, to the extent these itemized deductions, in the aggregate, do not exceed two percent of the Unitholder's adjusted gross income. Thus, a Unitholder's taxable income from an investment in Units may further exceed amounts distributed to the extent amounts are used by the Trust to pay expenses.

     Capital gains realized by noncorporate taxpayers are generally taxable at a maximum rate of 20% if the taxpayer has a holding period of more than 12 months.

     Unitholders will be taxed in the manner discussed above regardless of whether distributions from the Trust are actually received by the Unitholder in cash or are reinvested pursuant to the "Reinvestment Plan" described later in this Prospectus Part B. Unitholders exercising the Exchange Option may also experience certain adverse tax consequences as described in the "Exchange Option" described later in this Prospectus Part B.

     Corporate Dividends-Received Deduction. Corporate holders of Units may be eligible for the dividends-received deduction with respect to distributions treated as dividends, subject to the limitations provided in Sections 246 and 246A of the Code. The dividends-received deduction generally equals 70 percent of the amount of the dividend. As a result, the maximum effective tax rate on dividends received generally will be reduced from 35 percent to 10.5 percent. A portion of the dividends-received deduction may, however, be subject to the alternative minimum tax. Individuals, partnerships, trusts, S corporations and certain other entities are not eligible for the dividends-received deduction.

PUBLIC OFFERING OF UNITS

     Public Offering Price. The public offering price per Unit is based on the aggregate market value of the Securities, next determined after the receipt of a purchase order, divided by the number of Units outstanding plus the sales charge set forth below. The public offering price per Unit is computed by dividing the Trust Fund Evaluation, next determined after receipt of a purchase order by the number of Units outstanding plus the sales charge. (See "Valuation" in Part B of this Prospectus.) The Public Offering Price on the Initial Date of Deposit or on any subsequent date will vary from the Public Offering Price calculated on the business day prior to the Initial Date of Deposit (as set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus) due to fluctuations in the value of the Stocks among other factors. In addition, during the initial public offering period, a portion of the Public Offering Price also consists of an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the Initial Organizational Costs in the amount shown as a per Unit amount under "Essential Information Regarding the Trust" in Part A of this Prospectus. The Initial Organizational Costs include the cost of preparing the registration statement, trust documents and closing documents for the Trust, registering with the Securities and Exchange Commission (the "SEC") and the 50 States, the initial fees of the Trustee's and Sponsor's counsel, and the initial audit of the Trust's portfolio. The sales charge will not be assessed on those Securities held in the Trust and sold by the Trustee at the end of the public offering period to reimburse the Sponsor for the Initial Organizational Costs. See "Administration of the Trust--Accounts" in Part B of this Prospectus for a description of the method by which the Trustee will sell such Securities.


     Sales Charge and Volume Discount. Subject to variations discussed below, Units will be charged a Total Sales Charge of approximately 3.50% per 100 Units which is a combination of the Initial and Deferred Sales Charges. The Initial Sales Charge will be 1.00% of the Public Offering Price. In the first year, assuming a purchase on the Initial Date of Deposit of 100 Units, the Initial Sales Charge will be $10.00. Commencing in the eighth (8th) month of the Trust's first year (October) and continuing through the the twelfth (12th) month of the Trust's first year (February) and then commencing again in the eighth (8th) month of the Trust's second year (October) and continuing through the twelfth
(12th) month of the Trust's second year (February), the Deferred Sales Charge per 100 Units will be $12.50 per year, approximately 1.25% of the Public Offering Price. Because the Deferred Sales Charge per 100 Units is $12.50 per year for the first two years of the Trust, regardless of the price paid for Units, the Total Sales Charges expressed as a percentage of the Public Offering Price will vary with the price you pay to purchase Units. So, for example, if you buy 100 Units for $1,000 (including the Initial Sales Charge of $10.00 and hold the Units until the Trust terminates, you will pay a Total Sales Charge of $35.00 or 3.50% of the acquisition price for such Units. If, however, you buy 100 Units for $950.00 (including the Initial Sales Charge of $9.50), you will pay a Total Sales Charge of $34.50 or 3.63% of the acquisition price for such Units. Conversely, if an investor bought 100 Units for $1,100 (including the Initial Sales Charge of $11.00), such investor would pay a total of $36.00 or 3.30% of the acquisition price for such Units.


     The monthly Deferred Sales Charge is a charge of $2.50 per 100 Units and is accrued in five (5) installments each year of the Trust during the first (1st) and second (2nd) full years of the three year term of the Trust ($12.50 annual total). Units purchased after an accrual date for a Deferred Sales Charge installment are not subject to any Deferred Sales Charge installments prior to such purchase date. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any installments remaining deducted from the redemption or repurchase proceeds, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor. If Units are sold, redeemed or exchanged prior to March 31, 2001, only the balance of the Deferred Sales Charges remaining for the first year of the Trust will be deducted. If Units are sold, redeemed or exchanged on or after March 31, 2001, the remaining balance of the Deferred Sales Charges for the second year of the Trust will be deducted.


     The Deferred Sales Charge will be accrued on the books of the Trust and will be paid to the Sponsor upon the Sponsor's request. The Trustee is directed to sell Securities to make this payment. It is anticipated that the Securities will not be sold to pay the Deferred Sales Charges until after the date of the final installment in the first and second years of the Trust. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sales of Securities to satisfy this liability.

     A discount in the sales charge is available to volume purchasers of Units due to economies of scale in sales effort and sales related expenses relating to volume purchases. The sales charge applicable to volume purchasers of Units is reduced on a graduated scale as set forth below for sales made on a single day to any person of at least $50,000 or 5,000 Units, applied on whichever basis is more favorable to the purchaser.


     SALES CHARGES ON THE INITIAL DATE OF DEPOSIT THROUGH FEBRUARY 6, 2002


                                       INITIAL SALES CHARGE                TOTAL SALES CHARGE
                                ---------------------------------- ----------------------------------
                                                                                                       MAXIMUM DOLLAR
                                                                                                         AMOUNT OF
                                                                                                       DEFERRED SALES
AGGREGATE DOLLAR                 AS % OF PUBLIC     AS % OF NET     AS % OF PUBLIC     AS % OF NET       CHARGE PER
VALUE OF UNITS*                  OFFERING PRICE   AMOUNT INVESTED   OFFERING PRICE   AMOUNT INVESTED     100 UNITS
------------------------------- ---------------- ----------------- ---------------- ----------------- ---------------
 Less than $50,000 ............ 1.00%                   1.01%             3.50%            3.63%          $ 25.00
 $50,000 to $99,999 ...........  .75                     .76              3.25             3.36           $ 25.00
 $100,000 to $249,999..........  .50                     .50              3.00             3.09           $ 25.00
 $250,000 to $499,999 .........  .25                     .25              2.75             2.83           $ 25.00
 $500,000 to $999,999..........  .00                     .00              2.50             2.56           $ 25.00
 $1,000,000 or more............   negotiable

----------
* The Initial Sales Charge applicable to volume purchasers according to the table above will be applied either on a dollar or Unit basis, depending upon which basis provides a more favorable purchase price to the purchaser.

     The volume discount on the Initial Sales Charge shown above will apply to all purchases of Units on any one day by the same person in the amounts stated herein, and for this purpose purchases of Units of this Trust will NOT be aggregated with concurrent purchases of any other trust which may be offered by the Sponsor. Units held in the name of the purchaser's spouse or in the name of a purchaser's child under the age of 21 are deemed for the purposes hereof to be registered in the name of the purchaser. The reduced Initial Sales Charges are also applicable to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account.

     No Initial Sales Charge will be imposed on Units of the Trust acquired by Unitholders in connection with participation in the Reinvestment Plan (see "Reinvestment Plan" in Part B of this Prospectus).

     Employee Discount. Due to the realization of economies of scale in sales effort and sales related expenses with respect to the purchase of Units by employees of the Sponsor and its affiliates, the Sponsor intends to permit employees of the Sponsor and its affiliates and certain of their relatives to purchase units of the Trust at a reduced sales charge.

     Exchange Option. Unitholders may elect to exchange any or all of their Units of this Growth Stock Series of the PaineWebber Equity Trust for units of one or more of any series of PaineWebber Municipal Bond Fund (the "PaineWebber Series"); The Municipal Bond Trust (the "National Series"); The Municipal Bond Trust, Multi-State Program (the "Multi-State Series"); The Municipal Bond Trust, California Series (the "California Series"); The Corporate Bond Trust (the "Corporate Series"); PaineWebber Pathfinder's Trust (the "Pathfinder's Trust"); the PaineWebber Federal Government Trust (the "Government Series"); The Municipal Bond Trust, Insured Sales (the "Insured Series"); or the PaineWebber Equity Trust (the "Equity Series") (collectively referred to as the "Exchange Trusts"), at a Public Offering Price for the Units of the Exchange Trusts to be acquired based on a reduced sales charge as discussed below. Unitholders of this Trust are not eligible for the Exchange Option into any Exchange Trust designated as a rollover series for the 30 day period prior to termination of such Exchange Trust. The purpose of such reduced sales charge is to permit the Sponsor to pass on the Unitholder who wishes to exchange Units the cost savings resulting from such exchange of Units. The cost savings result from reductions in time and expense related to advice, financial planning and operational expenses required for the Exchange Option.

     Each Exchange Trust has different investment objectives, therefore a Unitholder should read the prospectus for the applicable exchange trust carefully prior to exercising this option. Exchange Trusts having as their objective the receipt of tax-exempt interest income would not be suitable for tax-deferred investment plans such as Individual Retirement Accounts. A Unitholder who purchased Units of this Growth Stock Series and paid the Initial Sales Charge and any Deferred Sales Charges that, in total, was an amount less than the per Unit, per 100 Unit or per 1,000 Unit sales charge of the series of the Exchange Trusts for which such Unitholder desires to exchange into, will be allowed to exercise the Exchange Option at the Unit Offering Price plus the reduced sales charge, provided the Unitholder has held the Units for at least five months. Any such Unitholder who has not held the Units to be exchanged for the five-month period will be required to exchange them at the Unit Offering Price plus a sales charge based on the greater of the reduced sales charge, or an amount which, together with the initial sales charge paid in connection with the acquisition of the Units being exchanged, equals the sales charge of the series of the Exchange Trust for which such Unitholder desires to exchange into, determined as of the date of the exchange. Owners of Units of this Growth Stock Series electing to use the Exchange Option in connection with units of other Exchange Trusts subject to a deferred sales charge ("Deferred Sales Charge Units") will be permitted to acquire Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Exchange Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired.

     The Sponsor will permit exchanges at the reduced sales charge provided there is either a primary market for Units or a secondary market maintained by the Sponsor in both the Units of this Growth Stock Series and units of the applicable Exchange Trust and there are units of the applicable Exchange Trust available for sale. While the Sponsor has indicated that it intends to maintain a market for the Units of the respective Trusts, there is no obligation on its part to maintain such a market. Therefore, there is no assurance that a market for Units will in fact exist on any given date at which a Unitholder wishes to sell his Units of this series and thus there is no assurance that the Exchange Option will be available to a Unitholder. Exchanges will be effected in whole Units only. Any excess proceeds from Unitholders' Units being surrendered will be returned. Unitholders will be permitted to advance new money in order to complete an exchange to round up to the next highest number of Units.

     An exchange of units pursuant to the Exchange Option will normally constitute a "taxable event" under the Code, i.e., a Unitholder will recognize a tax gain or loss. Unitholders are advised to consult their own tax advisors as to the tax consequences of exchanging units in their particular case.

     The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Unitholders. In the event the Exchange Option is not available to a Unitholder at the time he wishes to exercise it, the Unitholder will be immediately notified and no action will be taken with respect to his Units without further instruction from the Unitholder.

     To exercise the Exchange Option, a Unitholder should notify the Sponsor of his desire to exercise the Exchange Option and to use the proceeds from the sale of his Units of this series to purchase units of one or more of the Exchange Trusts. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, and if such units may lawfully be sold in the state in which the Unitholder is resident, the Unitholder may select the series or group of series for which he desires his investment to be exchanged. The Unitholder will be provided with a current prospectus or prospectuses relating to each series in which he indicates interest.

     The exchange transaction will operate in a manner essentially identical to any secondary market transaction, i.e., Units will be repurchased at a price based on the aggregate bid price per Unit of the securities in the portfolio of the Trust. Units of the Exchange Trust, however, will be sold to the Unitholder at a reduced sales charge as discussed above. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the selling Unitholder.

     Conversion Option. Owners of units of any registered unit investment trust sponsored by others which was initially offered at a maximum applicable sales charge of at least 3.0% (a "Conversion Trust") may elect to apply the cash proceeds of the sale or redemption of those units ("Conversion Trust Units") directly to acquire available units of any Exchange Trust having an up-front sales load at a reduced sales charge of $15 per Unit, per 100 Units in the case of Exchange Trusts having a Unit price of approximately $10, or per 1,000 Units in the case of Exchange Trusts having a Unit price of approximately $1, subject to the terms and conditions applicable to the Exchange Option (except that no secondary market is required for Conversion Trust Units). Owners of Conversion Trust Units will be permitted to use the cash proceeds received from the sale or redemption of those units to acquire units of this Growth Stock Series, or any other Deferred Sales Charge Units, at their then-current net asset value, with no Initial Sales Charge imposed. Deferred Sales Charge Units acquired through the Conversion Option will continue to be subject to the deferred sales charge installments remaining on those Deferred Sales Charge Units so acquired. To exercise this option, the owner should notify his retail broker. He will be given a prospectus for each series in which he indicates interest and for which units are available. The dealer must sell or redeem the units of the Conversion Trust. Any dealer other than PaineWebber must certify that the purchase of the units of the Exchange Trust is being made pursuant to and is eligible for the Conversion Option. The dealer will be entitled to two-thirds of the applicable reduced sales charge. The Sponsor reserves the right to modify, suspend or terminate the Conversion Option at any time with notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per Unit, per 100 Units or per 1,000 Units, as applicable than the corresponding fee then being charged for the Exchange Option). For a description of the tax consequences of a conversion reference is made to the Exchange Option section herein.

     Distribution of Units. The minimum purchase in the initial public offering is $250. Only whole Units may be purchased.

     The Sponsor is the sole underwriter of the Units. Sales may, however, be made to dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") at prices which include a concession of $18 per 100 Units in the first year, and $10 per 100 Units in the second year, of the Trust, (a concession of 80% of the Total Sales Charge during the first and second years of the Trust) subject to change from time to time. Volume incentives can be earned as a marketing allowance by "Eligible Dealer Firms" who reach cumulative firm sales or sales arrangement levels of a specified dollar amount of the PaineWebber Equity Trust Growth Stock Series 25 sold in the primary market (the "Incentive Period"), as set forth in the table below. Eligible Dealer Firms are dealers that are providing marketing support for PaineWebber unit trusts in the form of distributing or permitting the distribution of marketing materials and other product information. Eligible Dealer Firms will not include firms that solely provide clearing services to broker/dealer firms. For firms that meet the necessary volume level, volume incentives may be given on all trades involving Growth Stock Series 25 originated from client accounts only, during the Incentive Period.


TOTAL DOLLAR AMOUNT SOLD OVER
INCENTIVE PERIOD                           VOLUME INCENTIVE DURING THE INCENTIVE PERIOD
---------------------------------   ---------------------------------------------------------
$1,000,000 to $2,999,999.........   Additional 2% on sales between $1,000,000 and $2,999,999
$3,000,000 to $4,999,999.........   Additional 4% on sales between $3,000,000 and $4,999,999
$5,000,000 or more...............   Additional 7% on sales above/over $5,000,000

     Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid. The difference between the sales charge and the dealer concession will be retained by the Sponsor. In the event that the dealer concession is 90% or more of the sales charge per Unit, dealers taking advantage of such concession may be deemed to be underwriters under the Securities Act of 1933.

     The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. The Sponsor intends to qualify the Units in all states of the United States, the District of Columbia and the Commonwealth of Puerto Rico.

     Secondary Market for Units. While not obligated to do so, the Sponsor intends to maintain a secondary market for the Units and continuously offer to purchase Units at the Trust Fund Evaluation per Unit next computed after receipt by the Sponsor of an order from a Unitholder. The Sponsor may cease to maintain such a market at any time, and from time to time, without notice. In the event that a secondary market for the Units is not maintained by the Sponsor, a Unitholder desiring to dispose of Units may tender such Units to the Trustee for redemption at the price calculated in the manner set forth under "Redemption" in Part B of this Prospectus. Redemption requests in excess of $500,000 may be redeemed "in kind" as described under "Redemption." The Sponsor does not in any way guarantee the enforceability, marketability, value or price of any of the stocks in the Trust, nor that of the Units.

     Investors should note the Trust Fund Evaluation per Unit at the time of sale or tender for redemption may be less than the price at which the Unit was purchased.

     The Sponsor may redeem any Units it has purchased in the secondary market if it determines for any reason that it is undesirable to continue to hold these Units in its inventory. Factors which the Sponsor may consider in making this determination will include the number of units of all series of all trusts which it holds in its inventory, the saleability of the Units and its estimate of the time required to sell the Units and general market conditions.

     A Unitholder who wishes to dispose of his Units should inquire of his bank or broker as to current market prices in order to determine if over-the-counter prices exist in excess of the redemption price and the repurchase price (see "Redemption" in Part B of this Prospectus).


     Sponsor's Profits. In addition to the applicable sales charge, the Sponsor realizes a profit (or sustains a loss) in the amount of any difference between the cost of the Stocks to the Sponsor and the price at which it deposits the Stocks in the Trust in exchange for Units, which is the value of the Stocks, determined by the Trustee as described under "Valuation" in Part B of this Prospectus. The cost of Stock to the Sponsor includes the amount paid by the Sponsor for brokerage commissions.


     Cash, if any, received from Unitholders prior to the settlement date for the purchase of Units or prior to the payment for Securities upon their delivery may be used in the Sponsor's business subject to the limitations of Rule 15c3-3 under the Securities and Exchange Act of 1934 and may be of benefit to the Sponsor.

     In selling any Units in the initial public offering after the Initial Date of Deposit, the Sponsor may realize profits or sustain losses resulting from fluctuations in the net asset value of outstanding Units during the period. In maintaining a secondary market for the Units, the Sponsor may realize profits or sustain losses in the amount of any differences between the price at which it buys Units and the price at which it resells or redeems such Units.

REDEMPTION

     Units may be tendered to Investors Bank & Trust Company for redemption at its office in person, or by mail at Hancock Towers, 200 Clarendon Street, Boston, MA 02116 upon payment of any transfer or similar tax which must be paid to effect the redemption. At the present time, there are no such taxes. No redemption fee will be charged by the Sponsor or Trustee, but any remaining Deferred Sales Charge installments will be deducted at that time. A written instrument of redemption must be signed by the Unitholder. Unitholders must sign exactly as their names appear on the records of the Trustee with signatures guaranteed by an eligible guarantor institution or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator, or certificates of corporate authority. Unitholders should contact the Trustee to determine whether additional documents are necessary. Units tendered to the Trustee for redemption will be cancelled, if not repurchased by the Sponsor.

     Units will be redeemed at the Redemption Value per Unit next determined after receipt of the redemption request in good order by the Trustee. The Redemption Value per Unit is determined by dividing the Trust Fund Evaluation by the number of Units outstanding. (See "Valuation" in Part B of this Prospectus) Unitholders who redeem prior to the accrual of the final Deferred Sales Charges installment, may, depending upon the date of such redemption, have the amount of any installments remaining deducted from their redemption proceeds or deducted in calculating an in-kind redemption, although this deduction will be waived in the event of death or disability (as defined in the Internal Revenue Code) of an investor (see "Public Offering of Units" in Part B of this Prospectus).

     A redemption request is deemed received on the business day (see "Valuation" in Part B of this Prospectus for a definition of business day) when such request is received prior to the closing time of the regular trading session on the New York Stock Exchange, Inc. (ordinarily 4:00 p.m. New York time). If it is received after that time, it is deemed received on the next business day. During the period in which the Sponsor maintains a secondary market for Units, the Sponsor may repurchase any Unit presented for tender to the Trustee for redemption no later than the close of business on the second business day following such presentation and Unitholders will receive the Redemption Value next determined after receipt by the Trustee of the redemption request. Proceeds of a redemption will be paid to the Unitholder no later than the seventh calendar day following the date of tender (or if the seventh calendar day is not a business day on the first business day prior thereto).

     With respect to cash redemptions, amounts representing income received shall be withdrawn from the Income Account, and, to the extent such balance is insufficient and for remaining amounts, from the Capital Account. The Trustee is empowered, to the extent necessary, to sell Securities to meet redemptions. The Trustee will sell Securities in such manner as is directed by the Sponsor. In the event no such direction is given. Stocks will be sold pro rata, to the extent possible, and if not possible, the Trustee may designate Securities to be sold. (See "Administration of the Trust" in Part B of this Prospectus.) However, with respect to redemption requests in excess of $500,000, the Sponsor may determine in its sole discretion to direct the Trustee to redeem Units "in kind" by distributing Stocks to the redeeming Unitholder. When Stocks are so distributed, a proportionate amount of each Stock will be distributed, rounded to avoid the distribution of fractional shares and using cash or checks where rounding is not possible. The Sponsor may direct the Trustee to redeem Units "in kind" even if it is then maintaining a secondary market in Units of the Trust. Securities will be valued for this purpose as set forth under "Valuation" in Part B of this Prospectus. A Unitholder receiving a redemption "in kind" may incur brokerage or other transaction costs in converting the Stocks distributed into cash. The availability of redemption "in kind" is subject to compliance with all applicable laws and regulations, including the Securities Act of 1933.

     To the extent that Securities are redeemed in kind or sold, the size and diversity of the Trust will be reduced. Sales will usually be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. In addition, because of the minimum amounts in which Securities are required to be sold, the proceeds of sale may exceed the amount required at the time to redeem Units; these excess proceeds will be distributed to Unitholders on the Distribution Dates.

     The Trustee may, in its discretion, and will, when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the Redemption Value, for more than seven calendar days following the day of tender for any period during which the New York Stock Exchange, Inc. is closed other than for weekend and holiday closings; or for any period during which the Securities and Exchange Commission determined that trading on the New York Stock Exchange, Inc. is restricted or for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Securities and Exchange Commission may by order permit for the protection of Unitholders. The Trustee is not liable to any person or in any way for any loss or damages which may result from any such suspension or postponement, or any failure to suspend or postpone when done in the Trustee's discretion.

VALUATION

     The Trustee will calculate the Trust's value (the "Trust Fund Evaluation") per Unit at the Evaluation Time set forth under "Essential Information Regarding the Trust" in Part A of this Prospectus (1) on each business day as long as the Sponsor is maintaining a bid in the secondary market, (2) on the business day on which any Unit is tendered for redemption, (3) on any other day desired by the Sponsor or the Trustee and (4) upon termination, by adding (a) the aggregate value of the Securities and other assets determined by the Trustee as set forth below, (b) cash on hand in the Trust, including dividends receivable on Stock trading ex-dividend and income accrued held but not yet distributed (other than any cash held in any reserve account established under the Indenture or cash held for the purchase of Contract Securities) and
(c) accounts receivable for Securities sold and any other assets of the Trust not included in (a) and (b) above, and deducting therefrom the sum of (v) taxes or other governmental charges against the Trust not previously deducted, (w) accrued fees and expenses of the Trustee and the Sponsor (including legal and auditing expenses), other Trust expenses and any accrued Deferred Sales Charge installment not yet paid to the Sponsor (x) cash allocated for distributions to Unitholders and amounts owed to the Sponsor in reimbursement of Initial Organizational Costs and (y) accounts payable for Units tendered for redemption and any other liabilities of the Trust Fund not included in (v), (w), (x) and
(y) above. The per Unit Trust Fund Evaluation is calculated by dividing the result of such computation by the number of Units outstanding as of the date thereof. Business days do not include Saturdays, Sundays, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and other days that the New York Stock Exchange is closed.


     The value of Stocks shall be determined by the Trustee in good faith in the following manner: (1) if the domestic Stocks are listed on one or more national securities exchanges or on the National Market System maintained by the NASDAQ Stock Market, such evaluation shall be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is the principal market thereof (deemed to be the New York Stock Exchange in the case of the domestic Stocks if such Stocks are listed thereon), (2) if there is no such appropriate closing sales price on such exchange or system, at the mean between the closing bid and asked prices on such exchange or system (unless the Trustee deems such price inappropriate as a basis for evaluation), (3) if the Stocks are not so listed or, if so listed and the principal market therefor is other than on such exchange or there are no such appropriate closing bid and asked prices available, such evaluation shall be made by the Trustee in good faith based on the closing sale price in the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or (4) if there is no such appropriate closing price, then
(a) on the basis of current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the Stock in good faith on the bid side of the market or
(d) by any combination thereof. The tender of a Stock pursuant to a tender offer will not affect the method of valuing such Stock.


COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION VALUE

     The Stocks are valued on the same basis for the initial and secondary markets and for purposes of redemptions. On the business day prior to the Initial Date of Deposit, the Public Offering Price per Unit (which figure includes the Initial Sales Charge) exceeded the Redemption Value. (See "Essential Information Regarding the Trust" in Part A of this Prospectus). The prices of Stocks are expected to vary. For this reason and others, including the fact that the Public Offering Price includes the sales charge, the amount realized by a Unitholder upon redemption of Units may be less than the price paid by the Unitholder for such Units. Also, as of the close of the initial public offering period, the Redemption Value per Unit will be reduced to reflect the sale of Securities made to reimburse the Sponsor for the Initial Organizational Costs.

EXPENSES OF THE TRUST

     The Sponsor will receive a fee, which is earned for portfolio supervisory services, and which is based upon the largest number of Units outstanding during the calendar year. The Sponsor's fee, which is not to exceed $0.0035 per Unit per calendar year, may exceed the actual costs of providing portfolio supervisory services for the Trust, but at no time will the total amount it receives for portfolio supervisory services rendered to all series of the PaineWebber Equity Trust in any calendar year exceed the aggregate cost to it of supplying such services in such year.

     For its services as Trustee and Evaluator, the Trustee will be paid in monthly installments, annually $.0170 per Unit, based on the largest number of Units outstanding during the previous month. In addition, the regular and recurring expenses of the Trust are estimated to be $0.0067 which include, but are not limited to certain mailing, printing, and audit expenses. Expenses in excess of this estimate will be borne by the Trust. The Trustee could also benefit to the extent that it may hold funds in non-interest bearing accounts created by the Indenture.


     The Sponsor's fee and Trustee's fee may be increased without approval of the Unitholders by an amount not exceeding a proportionate increase in the category entitled "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor or, if the Price Index is no longer published, a similar index as determined by the Trustee and Sponsor.

     In addition to the above, the following charges are or may be incurred by the Trust and paid from the Income Account, or, to the extent funds are not available in such Account, from the Capital Account (see "Administration of the Trust--Accounts" in Part B of this Prospectus): (1) fees for the Trustee for extraordinary services; (2) expenses of the Trustee (including legal and auditing expenses) and of counsel; (3) various governmental charges; (4) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unitholders; (5) indemnification of the Trustee for any loss, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or wilful misconduct on its part;
(6) brokerage commissions and other expenses incurred in connection with the purchase and sale of Securities; and (7) expenses incurred upon termination of the Trust. In addition, to the extent then permitted by the Securities and Exchange Commission, the Trust may incur expenses of maintaining registration or qualification of the Trust or the Units under Federal or state securities laws so long as the Sponsor is maintaining a secondary market (including, but not limited to, legal, auditing and printing expenses).

     The accounts of the Trust shall be audited not less than annually by independent public accountants selected by the Sponsor. The expenses of the audit shall be an expense of the Trust. So long as the Sponsor maintains a secondary market, the Sponsor will bear any annual audit expense which exceeds $.0050 per Unit. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

     The fees and expenses set forth above are payable out of the Trust and when unpaid will be secured by a lien on the Trust. Based upon the last dividend paid prior to the Initial Date of Deposit, dividends on the Stocks are expected to be sufficient to pay the entire amount of estimated expenses of the Trust. To the extent that dividends paid with respect to the Stocks are not sufficient to meet the expenses of the Trust, the Trustee is authorized to sell Securities to meet the expenses of the Trust. Securities will be selected in the same manner as is set forth under "Redemption" in Part B of this Prospectus.

RIGHTS OF UNITHOLDERS

     Ownership of Units is evidenced by recordation on the books of the Trustee. In order to avoid additional operating costs and for investor convenience, certificates will not be issued.

DISTRIBUTIONS

     The Trustee will distribute net dividends and interest, if any, from the Income Account on the quarterly Distribution Dates to Unitholders of record on the preceding Record Date. Distributions from the Capital Account will be made on annual Distribution Dates to Unitholders of record on the preceding Record Date. Distributions of less than $.0500 per Unit need not be made from the Capital Account on any Distribution Date. See "Essential Information Regarding the Trust" in Part A of this Prospectus. Whenever required for regulatory or tax purposes, the Trustee will make special distributions of any dividends or capital on special Distribution Dates to Unitholders of record on special Record Dates declared by the Trustee.

     If and to the extent that the Sponsor, on behalf of the Trust, receives a favorable response to a no-action letter request which it intends to submit to the Division of Investment Management of the SEC with respect to reinvesting cash proceeds received by the Trust, the Trustee may reinvest such cash proceeds in Additional Securities held in the Trust Fund at such time. Such reinvestment shall be made so that each deposit of Additional Securities shall be made so as to match as closely as practicable the percentage relationships of shares of Stocks and such reinvestment shall be made in accordance with the parameters set forth in the no-action letter response. If the Sponsor and the Trustee determine that it shall be necessary to amend the Indenture to comply with the parameters set forth in the no-action letter response, such documents may be amended without the consent of Unitholders. There can be no assurance that the Sponsor will receive a favorable no-action letter response.

     Unitholders may elect to have their Income Account and Capital Account distributions automatically reinvested into additional Units of the Trust at no Initial Sales Charge. (See "Reinvestment Plan" in Part B of this Prospectus).

     Upon termination of the Trust, each Unitholder of record on such date will receive his pro rata share of the amounts realized upon disposition of the Securities plus any other assets of the Trust, less expenses of the Trust. (See "Termination of the Trust" in Part B of this Prospectus.)

REINVESTMENT PLAN


     Income Account and Capital Account distributions on Units may be reinvested by participating in the Trust's Reinvestment Plan (the "Reinvestment Plan"). To participate in the Reinvestment Plan, a Unitholder must contact his broker, dealer or financial institution to determine whether he may participate in the Reinvestment Plan. Under the Reinvestment Plan, the Units acquired for current Unitholders will be either Units already held in inventory by the Sponsor or new Units created by the Sponsor's deposit of Additional Securities, contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities. Deposits or purchases of additional Securities will be made so as to maintain the percentage relationships of shares of Stocks, except as discussed under "The Trust" in Part B of this Prospectus. Purchases made pursuant to the Reinvestment Plan will be made without any Initial Sales Charge at the net asset value for Units of the Trust; of course, such Units will be subject to the Deferred Sales Charges remaining on Units purchased. Under the Reinvestment Plan, the Trust will pay the distributions to the Trustee which in turn will purchase for those participating Unitholders whole Units of the Trust at the price determined as of the close of business on the Distribution Date and will add such Units to the Unitholder's account. The Unitholder's account statement will reflect the reinvestment. The Trustee will not issue fractional Units, thus any cash remaining after purchasing the maximum number of whole Units will be distributed to the Unitholder. Unitholders wishing to terminate their participation in the Reinvestment Plan must notify their broker, dealer or financial institution of such decision. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

ADMINISTRATION OF THE TRUST

     Accounts. All dividends and interest received on Securities, proceeds from the sale of Securities or other moneys received by the Trustee on behalf of the Trust may be held in trust in non-interest bearing accounts until required to be disbursed.


     The Trustee will credit on its books to an Income Account dividends, if any, and interest income, if any, on Securities in the Trust. All other receipts (i.e., return of principal and gains) are credited on its books to a Capital Account. A record will be kept of qualifying dividends within the Income Account. The pro rata share of the Income Account and the pro rata share of the Capital Account represented by each Unit will be computed by the Trustee as set forth under "Valuation" in Part B of this Prospectus.


     The Trustee will deduct from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, amounts necessary to pay expenses incurred by the Trust. (See "Expenses and Charges.") In addition, the Trustee may withdraw from the Income Account and the Capital Account such amounts as may be necessary to cover redemption of Units by the Trustee. (See "Redemption" in Part B of this Prospectus)


     In addition, distributions of amounts necessary to pay (1) the Initial Organizational Costs and (2) the Deferred Sales Charges will be made from the Income Account and, to the extent funds are not sufficient therein, from the Capital Account, to special accounts maintained by the Trustee for purposes of
(1) reimbursing the Sponsor and (2) satisfying Unitholders' Deferred Sales Charges obligations, respectively. To the extent that funds are not available in the Capital Account to meet certain charges or expenses, the Trustee may sell Securities. Upon notification from the Sponsor that the initial offering period is terminated, the Trustee, at the direction of the Sponsor, will cause the sale of Securities in an amount equal to the Initial Organizational Costs as certified to it by the Sponsor. Although the Sponsor may collect the Deferred Sales Charges monthly, currently the Sponsor does not anticipate sales of Securities to pay such sales charges until after February 10, 2001 and February 10, 2002.


     The Trustee may establish reserves (the "Reserve Account") within the Trust for state and local taxes, if any, and any other governmental charges payable out of the Trust.

     Reports and Records. With any distribution from the Trust, Unitholders will be furnished with a statement setting forth the amount being distributed from each account.

     The Trustee keeps records and accounts of the Trust at its office in Boston, including records of the names and addresses of Unitholders, a current list of underlying Securities in the portfolio and a copy of the Indenture. Records pertaining to a Unitholder or to the Trust (but not to other Unitholders) are available to the Unitholder for inspection at reasonable times during business hours.

     Within a reasonable period of time after the end of each calendar year, commencing with calendar year 2000, the Trustee will furnish each person who was a Unitholder at any time during the calendar year an annual report containing the following information, expressed in reasonable detail both as a dollar amount and as a dollar amount per Unit: (1) a summary of transactions for such year in the Income and Capital Accounts and any Reserves; (2) any Securities sold during the year and the Securities held at the end of such year; (3) the Trust Fund Evaluation per Unit, based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts distributed to Unitholders during such year.

     Portfolio Supervision. The portfolio of the Trust is not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security under the following circumstances:

         (1) upon the failure of the issuer to declare or pay anticipated dividends or interest;

         (2) upon the institution of a materially adverse action or proceeding at law or in equity seeking to restrain or enjoin the declaration or payment of dividends or interest on any such Securities or the existence of any other materially adverse legal question or impediment affecting such Securities or the declaration or payment of dividends or interest on the same;

         (3) upon the breach of covenant or warranty in any trust indenture or other document relating to the issuer which might materially and adversely affect either immediately or contingently the declaration or payment of dividends on such Securities;

         (4) upon the default in the payment of principal or par or stated value of, premium, if any, or income on any other outstanding securities of the issuer or the guarantor of such Securities which might materially and adversely, either immediately or contingently, affect the declaration or payment of dividends on the Securities;

         (5) upon the decline in price or the occurrence of any materially adverse credit factors, that in the opinion of the Sponsor, make the retention of such Securities not in the best interest of the Unitholder;

         (6) upon a decrease in the Sponsor's internal rating of the Security;
     or

         (7) upon the happening of events which, in the opinion of the Sponsor, negatively affect the economic fundamentals of the issuer of the Security or the industry of which it is a part.

     Securities may also be tendered or sold in the event of a tender offer, merger or acquisition in the manner described under "The Trust" in Part B of this Prospectus. The Trustee may also dispose of Securities where necessary to pay Initial Organizational Costs, Trust expenses, Deferred Sales Charge installments or to satisfy redemption requests as directed by the Sponsor and in a manner necessary to maximize the objectives of the Trust, or if not so directed in its own discretion.

AMENDMENT OF THE INDENTURE

     The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions as will not adversely affect the interest of the Unitholders.

     The Indenture may also be amended by the Trustee and the Sponsor without the consent of any of the Unitholders to implement a program to reinvest cash proceeds received by the Trust in connection with corporate actions and in other situations, when and if the Sponsor receives a favorable response to the no-action letter request which it intends to submit to the Division of Investment Management at the SEC discussed above (see "Distributions" in Part B of this Prospectus). There can be no assurance that a favorable no-action letter response will be received.

     The Indenture may be amended in any respect by the Sponsor and the Trustee with the consent of the holders of 51% of the Units then outstanding; provided that no such amendment shall (1) reduce the interest in the Trust represented by a Unit or (2) reduce the percentage of Unitholders required to consent to any such amendment, without the consent of all Unitholders.

     The Trustee will promptly notify Unitholders of the substance of any amendment affecting Unitholders' rights or their interest in the Trust.

TERMINATION OF THE TRUST

     The Indenture provides that the Trust will terminate on the Mandatory Termination Date. If the value of the Trust as shown by any evaluation is less than fifty per cent (50%) of the market value of the Stocks upon completion of the deposit of Stocks, the Trustee may in its discretion, and will when so directed by the Sponsor, terminate such Trust. The Trust may also be terminated at any time by the written consent of 51% of the Unitholders or by the Trustee upon the resignation or removal of the Sponsor if the Trustee determines termination to be in the best interest of the Unitholders. In no event will the Trust continue beyond the Mandatory Termination Date.


     Unless advised to the contrary by the Sponsor, approximately 15 days prior to the termination of the Trust the Trustee will begin to sell the Securities held in the Trust and will then, after deduction of any fees and expenses of the Trust and payment into the Reserve Account of any amount required for taxes or other governmental charges that may be payable by the Trust, distribute to each Unitholder, after due notice of such termination, such Unitholder's pro rata share in the Income and Capital Accounts. Moneys held upon the sale of Securities may be held in non-interest bearing accounts created by the Indenture until distributed and will be of benefit to the Trustee. The sale of Securities in the Trust in the period prior to termination may result in a lower amount than might otherwise be realized if such sale were not required at such time due to impending or actual termination of the Trust. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the amount paid by such Unitholder.


SPONSOR

     The Sponsor, PaineWebber Incorporated, is a corporation organized under the laws of the State of Delaware. The Sponsor is a member firm of the New York Stock Exchange, Inc. as well as other major securities and commodities exchanges and is a member of the National Association of Securities Dealers, Inc. The Sponsor is engaged in a security and commodity brokerage business as well as underwriting and distributing new issues. The Sponsor also acts as a dealer in unlisted securities and municipal bonds and in addition to participating as a member of various selling groups or as an agent of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker or dealer in securities.

     The Indenture provides that the Sponsor will not be liable to the Trustee, the Trust or to the Unitholders for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but will be liable only for its own willful misfeasance, bad faith, gross negligence or willful disregard of its duties. The Sponsor will not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities in the Trust.

     The Indenture is binding upon any successor to the business of the Sponsor. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on the business of the Sponsor and duly assumes all the obligations of the Sponsor under the Indenture. In such event the Sponsor shall be relieved of all further liability under the Indenture.

     If the Sponsor fails to undertake any of its duties under the Indenture, becomes incapable of acting, becomes bankrupt, or has its affairs taken over by public authorities, the Trustee may either appoint a successor Sponsor or Sponsors to serve at rates of compensation determined as provided in the Indenture or terminate the Indenture and liquidate the Trust.

TRUSTEE

     The Trustee is Investors Bank & Trust Company, a Massachusetts trust company with its principal office at Hancock Towers, 200 Clarendon Street, Boston, Massachusetts 02116, toll-free number

800-356-2754, which is subject to supervision by the Massachusetts Commissioner of Banks, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The Indenture provides that the Trustee will not be liable for any action taken in good faith in reliance on properly executed documents or the disposition of moneys, Securities or Certificates or in respect of any valuation which it is required to make, except by reason of its own gross negligence, bad faith or willful misconduct, nor will the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and will not be liable for any such action taken by it in good faith. The Trustee will not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee. The Trustee will be indemnified and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability.

INDEPENDENT AUDITORS


     The Statement of Net Assets and Schedule of Investments, audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report given on their authority as experts in accounting and auditing.


LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Carter, Ledyard & Milburn, 2 Wall Street, New York, New York, as counsel for the Sponsor.

                           PAINEWEBBER EQUITY TRUST

                             GROWTH STOCK SERIES 25

                      TRUSTEE:                                      SPONSOR:
INVESTORS BANK & TRUST COMPANY                       PAINEWEBBER INCORPORATED
               Hancock Towers,                         1200 Harbor Boulevard,
          200 Clarendon Street                            Weehawken, NJ 07087
              Boston, MA 02116                                 (201) 352-3000
                (800) 356-2754

--------------------------------------------------------------------------------
This Prospectus does not include all of the information with respect to The PaineWebber Equity Trust, Growth Stock Series 25 set forth in its Registration Statement filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. under the:

     o  Securities Act of 1933 (File No. 333-91103) and
     o  Investment Company Act of 1940 (File No. 811-3722)

TO OBTAIN COPIES FROM THE COMMISSION AT PRESCRIBED RATES--

WRITE: Public Reference Section of the Commission
     450 Fifth Street, N.W., Washington, DC 20549-0102

CALL: 1-202-942-8090
VISIT:  http://www.sec.gov

--------------------------------------------------------------------------------

No person is authorized to give any information or make any representation about this Trust not contained in this Prospectus, and you should not rely on any other information. Read and keep both parts of the Prospectus for future reference.

--------------------------------------------------------------------------------

PROSPECTUS DATED MARCH 23, 2000

                       CONTENTS OF REGISTRATION STATEMENT

                  This registration statement comprises the following documents:

                           The facing sheet.
                           The Prospectus.
                           The Undertaking to file reports.
                           The signatures.
                           Written consents of the following persons:
                                   Ernst & Young LLP
                                   (included in Exhibit 99.C2)
                                   Carter, Ledyard & Milburn
                                   (included in Exhibits 99.2 and 99.C1)

                  The following exhibits:


                           Certain of the following exhibits, as indicated
parenthetically, were previously filed as exhibits to other reports or registration statements filed by PaineWebber Incorporated under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are incorporated herein by reference to such reports.

                            1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697 and filed on July 29,
                                   1998).

                            2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company, as Trustee (incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998 and filed on July 29, 1998).


                            3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).


                            4.     Ex. -99.A6 - Restated Certificate of
                                   Incorpoaration of PaineWebber Incorporated, dated June 11, 1991 (incorporated by reference to Exhibit 1.7 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241), filed on July 7, 1996).

                            5.     Ex.-99.A6 - By-Laws of PaineWebber
                                   Incorporated, as amended, dated June 10, 1991 (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241), filed on July 7, 1996).


                            6. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered and consent of Counsel.

                            7. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

                            8. Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.

                              FINANCIAL STATEMENTS

1. Statement of Condition of the Trust as shown in the current Prospectus for this series.

2. Financial Statements of the Depositor.

PaineWebber Incorporated - Financial Statements incorporated by reference to Form 10-K and Form 10-Q (File No. 1-7367), respectively.

SIGNATURE


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 23rd day of March , 2000.


                                        THE PAINEWEBBER EQUITY TRUST,
                                               GROWTH STOCK SERIES 25
                                               (Registrant)
                                               By: PaineWebber Incorporated
                                               (Depositor)


                                               /s/ Robert E. Holley
                                               ---------------------------------
                                               Robert E. Holley
                                               Senior Vice President


         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 23rd day of March, 2000.


PAINEWEBBER INCORPORATED


        Name                             Office
        ----                             ------
Donald B. Marron                          Chairman, Chief Executive
                                          Officer, Director & Member of
                                          the Executive Committee*

Regina A. Dolan                           Executive Vice President, Chief
                                          Administrative Officer,  Director & Member of
                                          the Executive Committee*

Joseph J. Grano, Jr.                      President, Director & Member of
                                          the Executive Committee*

Steve P. Baum                             Executive Vice President, Director & Member of
                                          the Executive Committee*
Robert H. Silver                          Executive Vice President, Director & Member of
                                          the Executive Committee*
Mark B. Sutton                            Executive Vice President, Director & Member of
                                          the Executive Committee*
Margo N. Alexander                        Executive Vice President, Director & Member of
                                          the Executive Committee*
Terry L. Atkinson                         Managing Director, Director of PaineWebber Incorporated*
Brian M. Barefoot                         Executive Vice President, Director of PaineWebber Incorporated*
Michael Culp                              Managing Director, Director of PaineWebber Incorporated*
Edward M. Kerschner                       Managing Director, Director of PaineWebber Incorporated*
James P. MacGilvray                       Executive Vice President, Director of PaineWebber Incorporated*



                                          By

                                          /s/ Robert E. Holley
                                          --------------------------------------
                                              Robert E. Holley
                                              Attorney-in-fact*

--------------
* Executed copies of the powers of attorney have been filed with the Securities and Exchange Commission in connection with Post Effective Amendment No.19 to the Registration Statement File No. 2-61279.

                                  EXHIBIT INDEX



1. Ex.-99.A1 - Standard Terms and Conditions of Trust dated as of July 1, 1998 between PaineWebber Incorporated, Depositor and Investors Bank & Trust Company, as Trustee (incorporated by reference to Exhibit 2 in File No. 333-55697 and filed on July 29, 1998).

2. Ex.-99.A2 - Copy of Trust Indenture and Agreement between PaineWebber Incorporated, Depositor, and Investors Bank & Trust Company, as Trustee (incorporating by reference Standard Terms and Conditions of Trust dated as of July 1, 1998 and filed on July 29, 1998).


3. Ex.-99.A5 - Form of Certificate of Ownership (included in Standard Terms and Conditions of Trust referenced above).

4. Ex. -99.A6 - Restated Certificate of Incorpoaration of PaineWebber Incorporated, dated June 11, 1991 (incorporated by reference to Exhibit
         1.7 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241), filed on July 7, 1996).

5. Ex.-99.A6 - By-Laws of PaineWebber Incorporated, as amended, dated June 10, 1991 (incorporated by reference to Exhibit 1.8 to the Registration Statement on Form S-6 for the Municipal Investment Trust Fund, Monthly Payment Series 573 Defined Assets Funds (Reg. No. 333-08241), filed on July 7, 1996).

6. Ex.-99.2 - Opinion of Counsel as to legality of securities being registered and consent of Counsel.

7. Ex.-99.C1 - Opinion of Counsel as to income tax status of securities being registered.

8.       Ex.-99.C2 - Consent of Ernst & Young LLP, Independent Auditors.